     As filed with the Securities and Exchange Commission on July 28, 2000
                                                    Registration No. 333- ______
================================================================================
           SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
                             ---------------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                             ---------------------
                             CONCORD CAMERA CORP.
            (Exact name of registrant as specified in its charter)
                            ---------------------
       New Jersey                                             13-3152196
(State or other jurisdiction of incorporation or organization) (IRS Employer
                              Identification No.)

                       4000 Hollywood Blvd., Suite 650N
                              Hollywood, FL 33021
                                (954) 331-4200
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Ira B. Lampert
                Chairman, President and Chief Executive Officer
                             Concord Camera Corp.
                       4000 Hollywood Blvd., Suite 650N
                              Hollywood, FL 33021
                                (954) 331-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                  Copies to:

    Ralph J. Sutcliffe, Esq.                            Gary Epstein, Esq.
   Kronish Lieb Weiner & Hellman LLP                 Greenberg Traurig, P.A.
    1114 Avenue of the Americas                        1221 Brickell Avenue
    New York, New York 10036-7798                      Miami, Florida 33131
     (212) 479-6000                                        (305) 579-0500

     Approximate date of commencement of proposed sale to public: As soon as practicable on or after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.
================================================================================

                        CALCULATION OF REGISTRATION FEE

===============================================================================================================

                                                          Proposed            Proposed
                                                           Maximum             Maximum
 Title of each class of securities     Amount to be    Offering Price    Aggregate Offering       Amount of
          to be registered            Registered(1)       per Share           Price (2)        Registration fee
---------------------------------------------------------------------------------------------------------------
Common Stock, no par value per
 share ..........      ...............                   $                  $75,000,000           $19,800
---------------------------------------------------------------------------------------------------------------

(1) Includes ____ shares of common stock to cover the over-allotment option granted by Concord Camera Corp. to the underwriters.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED JULY 28, 2000



PROSPECTUS



                                         Shares






                                     LOGO


                                 Common Stock



     We are offering ___ shares of common stock.


     Our common stock is quoted on the Nasdaq National Market under the symbol "LENS." The closing price of our common stock on the Nasdaq National Market on
July   , 2000 was $_____ per share.


     You should consider the risks we have described in "Risk Factors" beginning on page before deciding whether to invest in shares of our common stock.





                                                     Per
                                                    Share          Total
                                                   -------       ---------
Public offering price                              $             $
Underwriting discounts and commissions             $             $
Proceeds, before expenses, to us                   $             $

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


     We have granted the underwriters an option to purchase up to   shares of
common stock within 30 days after the date of this prospectus to cover unfilled customer orders for our common stock.


     The underwriters expect to deliver the shares to purchasers on or before ______________, 2000.





                 The date of this prospectus is _______, 2000







RAYMOND JAMES & ASSOCIATES, INC.                 THE ROBINSON-HUMPHREY COMPANY

                              Inside front cover:


                Photographs depicting Selected Company Products

                              PROSPECTUS SUMMARY

     The following summary highlights some key information from this prospectus. It may not contain all the information that is important to you. To understand this offering fully, you should read carefully the entire prospectus, including the section titled "Risk Factors," as well as the financial statements and other documents incorporated by reference in this prospectus. In this prospectus:

   o "We," "us," "our," "Concord" and the "Company" refer to Concord Camera Corp. and its subsidiaries.

   o Beginning in Fiscal 1999, the Company changed its fiscal year to end on the Saturday closest to June 30. Fiscal 2000 refers to the Fiscal Year ended July 1, 2000 and Fiscal 1999 refers to the Fiscal Year ended July 3, 1999. Prior to 1999, the Company's year-end was the twelve-month period ending or ended June 30. References to "fiscal year" incorporate this usage.

   o All information in this prospectus gives effect to a two-for-one stock split effective on April 14, 2000 to shareholders of record on March 27, 2000.

   o Except as otherwise indicated, the information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

   o The following are our trademarks: Concord(R), Keystone(R), Fun
     Shooter(R), Le Clic(R), Goldline(R) and Apex(R); and, in numerous foreign countries only, Argus(R); and we have applied for the trademark eye Q(TM). This prospectus also includes names and trademarks of other companies.


                             Concord Camera Corp.


Our Company


     We design, develop, manufacture and sell on a worldwide basis high quality, popularly priced, easy-to-use image capture products. Our products include digital image capture devices and traditional and single use cameras in 35mm, Advanced Photo System (APS) and instant formats. By investing significant funds in our design, development and engineering capabilities, we have positioned ourselves to capitalize on the industry trend to outsource the design, development and manufacture of all types of image capture devices. As a consequence, we now develop new products, including digital image capture devices and innovative electro, optical and mechanical devices, both for our own account and in conjunction with our Original Equipment Manufacturer (OEM) customers and some of our key retail customers. We often serve as a contract manufacturer of co-developed products for our OEM customers, and we also sell our own branded and private label versions of those products incorporating the co-developed technology.

     Our product line focuses on the three fastest growing segments in the image capture product market: APS, digital and single use cameras. According to the Photo Marketing Association, in the United States during the period from 1996 through 1998, sales of APS, digital and single use cameras grew at compound annual rates of 67.9%, 65.0% and 23.9%, respectively. We believe we are the fourth largest manufacturer of single use cameras in the world (behind Eastman Kodak Co., Fuji Photo Film Co. Ltd. and Konica Corporation). Based on our estimates, we produced approximately 13.7% of all single use cameras sold in 1999 worldwide excluding Japan. We estimate the single use camera market will grow at a worldwide compound annual growth rate of 13.5% during the next five years.

     We manufacture products in a facility we own in the People's Republic of China (PRC). Our manufacturing facility, together with three employee dormitories we lease, comprise in excess of 600,000 square feet. We have operated in the PRC since 1984. Our manufacturing capabilities and facilities in the PRC are key components of our low cost of production. Our monthly cost per production worker is approximately $184. Our Hong Kong management team, many of whom live in the PRC, oversees manufacturing activities. Our products are created, designed, developed and engineered principally in design centers in Hong Kong, the PRC and the United States. As of July 1, 2000, we employed approximately 80 engineers and designers.


     We have evolved from a manufacturer and distributor of cameras to a leading contract manufacturer of image capture products with strong retail distribution. At the same time we have developed and are beginning to manufacture a full line of lower priced digital cameras. Our average revenue from our existing products ranges from $3 to $17 per unit, while average revenue from our new digital products is expected to range from $40 to $125 per unit. We recently completed two development projects, one for an entry level digital camera having a $99 suggested retail price and another for a full-featured digital camera having a $200-$300 suggested retail price. Our design teams are currently engaged in the development of additional digital projects. The experience gained from these development projects should enable us to compete effectively for supply contracts with companies desiring to offer low cost digital camera solutions. Worldwide digital camera sales are projected to grow in excess of 40.0% annually over the next three years, becoming a $6.5 billion industry in 2003, according to International Data Corp.

Our Growth Strategy

     We intend to enhance our position as a leader in contract manufacturing while continuing to expand our retail sales and distribution business. Our growth strategy includes the following key elements:

     o Obtain additional business from our existing OEM customers. Since Fiscal 1995, when we adopted the strategy of positioning ourselves as an innovative designer, developer and manufacturer of high quality, low priced products, we have captured OEM business from several of the world's largest film, camera and imaging companies, including Agfa-Gevaert AG (a subsidiary of Bayer AG), Eastman Kodak Co., Ferrania S.p.A., KB Gear Interactive, Inc. and Polaroid Corp. We continue to invest in research and development to increase business from our existing OEM customers.

     o Develop new OEM relationships. We intend to leverage our existing relationships and our strong capabilities in engineering, design and manufacturing to establish new OEM relationships. We also intend to capitalize on our recent entry into the lower-priced digital camera market to attract new OEM customers.

     o Differentiate ourselves from other contract manufacturers. We will continue to differentiate ourselves from our competitors by providing OEM customers with the dedicated design and development expertise of our experienced engineers at our facilities in Hollywood, Florida, Hong Kong and the PRC and by providing advanced, low-cost manufacturing capabilities.

     o Continue to expand our retail and distribution business. We continue to globally expand our retail sales and distribution business by increasing customers, product listings, retail segments and sales volumes through the continued introduction of new product lines and models, many of which are the result of our co-development programs with our OEM customers. Our retail customers now include Argus, Boots, K-Mart, Target, Walgreens and Wal-Mart. We continue to invest in our internal sales and marketing capabilities to expand our retail business.

     o Pursue strategic relationships and acquisitions. When appropriate, we intend to seek strategic relationships with leading companies in our industry, as well as acquisitions that will help us further expand our product mix, our distribution and our retail competitive position.

Our Address and Telephone Number

     The address of our principal executive offices is 4000 Hollywood Blvd., Suite 650N, Hollywood, Florida 33021 and our telephone number is (954) 331-4200.

                                 The Offering

Common stock offered.....        __________shares of common stock

Common stock to be outstanding
 after the offering......        _________ shares of common stock (1)

Use of proceeds..........        We intend to use the net proceeds to repay
                                 outstanding indebtedness including capital leases, for capital expenditures and for general corporate and strategic purposes, including working capital and investments in new technologies, product lines and complementary businesses.

Risk factors.............        You should carefully consider the risk factors
                                 described below, beginning on page 7 of this prospectus, before buying shares of our common stock.

Nasdaq National Market
 symbol..................        "LENS"

-----------------
(1) Excludes _________ shares to be sold by us if the underwriters' over-allotment option is exercised in full, as described in "Underwriting." The number of shares outstanding also excludes ____ shares that we may issue upon exercise of stock options outstanding on July 1, 2000 and ____ shares of common stock available for issuance under our Incentive Plan as of July 1, 2000.

                            Summary Financial Data

     In the table below, we provide you with our summary historical financial data. We have prepared this information using our consolidated financial statements for the five years ended July 3, 1999 and the nine-month periods ended April 1, 2000 and April 3, 1999. The financial statements for the five fiscal years ended July 3, 1999 have been audited by Ernst & Young LLP, independent Certified Public Accountants. The financial statements for the nine-month periods ended April 1, 2000 and April 3, 1999 have not been audited.


     When you read this summary historical financial data, it is important that you read along with it the historical financial statements and related notes in our annual and quarterly reports filed with the Securities and Exchange Commission, as well as the section of our annual and quarterly reports titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                       Nine Months Ended
                                   --------------------------
                                     April 1,      April 3,
                                       2000          1999
                                   ------------  ------------
                                     (Dollars in thousands
                                             except
                                        per share data)
STATEMENT OF
OPERATIONS DATA:
Net sales .......................    $118,477      $ 83,605
Cost of product sold ............      86,389        62,714
                                     --------      --------
Gross profit ....................      32,088        20,891
Operating expenses ..............      21,418        15,801
                                     --------      --------
Operating income (loss) .........      10,670         5,090
Other (income) expenses,
  net ...........................        (775)         (256)
                                     --------      --------
Income (loss) before
  income taxes ..................      11,445         5,346
Income taxes ....................         915           410
                                     --------      --------
Net income (loss) ...............    $ 10,530      $  4,936
                                     ========      ========
Basic earnings (loss) per
  share* ........................    $   0.48      $   0.22
                                     ========      ========
Diluted earnings (loss)
  per share* ....................    $   0.43      $   0.21
                                     ========      ========
BALANCE SHEET
DATA:
Working capital .................    $ 45,790      $ 33,929
                                     ========      ========
Total assets ....................    $112,667      $ 85,390
                                     ========      ========
Total debt ......................    $ 24,906      $ 26,487
                                     ========      ========
Total stockholders'
  equity ........................    $ 55,223      $ 39,466
                                     ========      ========

                                                               Year Ended
                                   ------------------------------------------------------------------
                                     July 3,      June 30,      June 30,     June 30,      June 30,
                                       1999         1998          1997         1996          1995
                                   -----------  ------------  -----------  ------------  ------------
                                              (Dollars in thousands except per share data)
STATEMENT OF
OPERATIONS DATA:
Net sales .......................   $118,418      $102,663      $65,747      $66,782      $ 62,139
Cost of product sold ............     86,664        74,771       48,722        49,293        41,984
                                    --------      --------       -------      -------      --------
Gross profit ....................     31,754        27,892       17,025        17,489        20,155
Operating expenses ..............     23,593        21,892       17,864        19,173        18,684
                                    --------      --------       -------      -------      --------
Operating income (loss) .........      8,161         6,000         (839)       (1,684)        1,471
Other (income) expenses,
  net ...........................       (441)         (517)        (123)          (30)          155
                                    --------      --------       -------      -------      --------
Income (loss) before
  income taxes ..................      8,602         6,517         (716)       (1,654)        1,316
Income taxes ....................        893           504          117            80           107
                                    --------      --------       -------      -------      --------
Net income (loss) ...............   $  7,709      $  6,013      ($  833)     ($ 1,734)     $  1,209
                                    ========      ========       =======      =======      ========
Basic earnings (loss) per
  share* ........................   $   0.35      $   0.27      ($ 0.04)     ($  0.08)     $   0.06
                                    ========      ========      ========      =======      ========
Diluted earnings (loss)
  per share* ....................   $   0.33      $   0.26      ($ 0.04)     ($  0.08)     $   0.06
                                    ========      ========      ========      =======      ========
BALANCE SHEET
DATA:
Working capital .................   $ 37,447      $ 20,813      $13,994       $16,696      $ 17,432
                                    ========      ========      ========      =======      ========
Total assets ....................   $ 96,647      $ 72,082      $53,088       $49,850      $ 50,189
                                    ========      ========      ========      =======      ========
Total debt ......................   $ 29,735      $ 15,599      $11,197       $ 9,348      $  6,943
                                    ========      ========      ========      =======      ========
Total stockholders'
  equity ........................   $ 42,696      $ 36,105      $29,502       $30,478      $ 32,264
                                    ========      ========      ========      =======      ========

* Per share data for all periods presented has been restated to reflect a two-for-one stock split. For further discussion see Note 15 to the Consolidated Financial Statements.

                                 RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before you purchase any of our common stock. These risks and uncertainties are not the only ones we face. Unknown additional risks and uncertainties, or ones that we currently consider immaterial, may also impair our business operations. If any of these risks or uncertainties actually occur, our business, financial condition or results of operations could be materially adversely affected. In this event, the trading price of our common stock could decline, and you could lose all or part of your investment.

Our operations are subject to control by the People's Republic of China (PRC) and various of its local governmental agencies.

     The continuing viability of our PRC agreements is crucial to our business operations in the PRC. We manufacture a majority of the components used in our cameras and assemble all of our manufactured finished products in the PRC. Our agreements with various PRC government agencies currently provide us with approximately 6,500 workers. We are responsible for their wages, food and housing. The termination or material modification of these agreements would have a material adverse impact on our revenues and earnings.

Political and economic uncertainties in the PRC could affect our business.


     Our business could be adversely affected by the imposition in the PRC of austerity measures intended to reduce inflation, which could result in the inadequate development or maintenance of infrastructure, the unavailability of adequate power and water supplies, transportation, raw material and parts, or a deterioration of the general political, economic or social environment in the PRC.

Relocation time and expenses could result in substantial losses.

     If we determine it is necessary to relocate our manufacturing facilities from the PRC, due to confiscation, expropriation, nationalization, embargoes, or other governmental restrictions, we would incur substantial operating and capital losses including losses resulting from business interruption and delays in production. In addition, as a result of a relocation of our manufacturing equipment and other assets, we would likely incur relatively higher manufacturing costs, which could reduce sales and decrease the current margin on the products we previously manufactured in the PRC. Relocation of our manufacturing operations would also result in disruption in the delivery of our products which could, in turn, reduce demand for such products in the future.

There is also a risk of business interruption as a result of political events, the costs of which may exceed our insurance coverage.


     The PRC has experienced political disruptions in the past. We maintain political risk insurance up to $15 million on equipment and business interruption insurance up to $15 million, but it is possible that political events may cause an interruption of our manufacturing operations, the cost of which might exceed our insurance coverage.

A change in the PRC's trade status could affect the import cost of our products.

     The PRC enjoys most-favored nation trading status granted by the United States, whereby the United States imposes the lowest applicable tariffs on exports to the United States. The United States annually reconsiders the renewal of most-favored nation trading status for the PRC. Pending approval by the Senate, a bill recently adopted by the House of Representatives would establish permanent normal trade relations with the PRC. If permanent normal trade relations were not established and the PRC's most-favored nation status were rescinded, there would be a substantial increase in tariffs imposed on goods of Chinese origin entering the United States, including those goods manufactured by us, which would have a material adverse impact on our revenues and earnings.

Termination of our non-exclusive license to use certain Fuji intellectual property would have a material adverse effect on our single use camera business if Fuji's patents were found to be valid and infringed by our single use products.

     On December 30, 1997, we commenced an action against Fuji Photo Film Co. Ltd. ("Fuji") in the United States District Court for the Southern District of New York. The action seeks to enforce the terms of a settlement agreement between us and Fuji and to restrain Fuji from terminating the settlement agreement. Under the terms of the settlement agreement, we were granted a worldwide (subject to certain geographic limitations), non-exclusive license to use certain Fuji technology in connection with the manufacture and sale of single use cameras. Termination of the license would have a material adverse effect on our single use camera business if Fuji patents were found to be valid and infringed by our single use products. On January 9, 1998, the Court granted our request for an order restraining Fuji from terminating the settlement agreement. Pending a final judicial determination of the dispute, the restraining order will continue in effect as long as we refrain from making any further shipments under the purchase order that gave rise to the dispute.

We are dependent on certain large OEM customers.

     Our three largest OEM customers, Agfa, Kodak and Polaroid, represented approximately 59.4% of our revenue during Fiscal 2000. The loss of any of these OEM customers could have a material adverse impact on our revenues and profits.

We have broad discretion over the use of proceeds of this offering.

     We will have significant flexibility in applying the net proceeds of this offering. Our failure to apply such net proceeds effectively could have a material adverse effect on our business, results of operations and financial condition.

A reversal of the International Trade Commission ban on importation of re-loaded single use cameras could adversely affect our business.

     The International Trade Commission recently banned the importation of re-manufactured, or re-loaded, single use cameras due to the infringement of such imports on existing United States patents. This decision has been appealed to the Court of Appeals for the District of Columbia. If the decision is reversed, and the United States market for imported remanufactured single use cameras becomes open to competition, it could have a material adverse impact on our revenues and earnings.

We are dependent on a small group of key personnel.

     Our business is managed by a small number of key management and operating personnel. In particular, we rely on the continued services of Ira B. Lampert, our Chairman, President and Chief Executive Officer. The loss of any of these key employees could have a material adverse impact on our business. We believe our future success will depend in large part on our continued ability to attract highly skilled and qualified personnel. Competition for such personnel is intense. We may not be able to hire the necessary personnel to implement our business strategy, or we may need to pay higher compensation for employees than currently budgeted. Our inability to attract and retain such personnel could limit our growth and affect our profits.

Our newer digital camera products involve a more complex development process which we may not be able to successfully integrate into our operations.

     Digital cameras involve a more complex development process and component procurement than our existing camera business. Manufacturing delays, including component procurement delays which may be outside our control, could adversely impact our business, results of operations and financial condition.

To achieve our operating and financial objectives, we must manage our anticipated growth effectively.

     Our business has grown rapidly, and our future success depends in large part on our ability to manage our recent and anticipated growth. To manage this growth, we will need to train, manage and retain key employees. These activities may strain our management resources. If we are unable to manage growth effectively, our profits would be adversely affected.

The camera and photographic products industry is highly competitive.

     As a manufacturer and distributor of low cost image capture products, we encounter substantial competition from a number of firms, many of which have longer operating histories, more established markets, more extensive facilities and, in some cases, greater resources.

We face certain foreign currency risks as a result of conducting a substantial portion of our business activities in Hong Kong.

     Since 1983 the Hong Kong dollar has been pegged to the United States dollar, but the exchange rate of the Hong Kong dollar may fluctuate in the future. Although our OEM and major retail business is conducted in U.S. dollars, certain of our obligations under agreements in the PRC, as well as our Hong Kong suppliers, are paid in Hong Kong dollars. We are also exposed to currency risks in Japan and other countries where we purchase materials for our products or sell those products. We generally do not engage in currency hedging activities.

We also face political risks as a result of conducting administrative, sales, engineering and design activities in Hong Kong.

     In July 1997, the exercise of sovereignty over Hong Kong was transferred from the United Kingdom to the PRC and Hong Kong became a Special Administrative Region of the PRC. We cannot predict how the PRC will interpret and implement the basic law that provides, in part, for the capitalist system and way of life to remain unchanged for 50 years. We can also not predict the effect of any such action on our business activities in Hong Kong or our operations or financial condition in general. Any significant changes affecting our operations or financial condition in the PRC or Hong Kong could have a material adverse effect on our business and financial condition.

The importation of products into the United States and other countries in which our products are sold is subject to various other risks.

     The United States, the PRC, Hong Kong, the European Union or other countries may impose trade restrictions that could adversely affect our operations. In addition, the United States is currently monitoring various PRC practices, including trade, investment and government procurement, as well as the PRC's compliance with various multilateral and bilateral agreements. We cannot predict whether the United States will take future trade actions against the PRC that may result in increased tariffs against PRC products, including products imported by us.

The market price of our common stock may fluctuate.

     The stock markets, and in particular the Nasdaq National Market, have experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies and that often have been unrelated or disproportionate to the operating performance of such companies. Many stocks are trading at or near historical highs and reflect price to earnings ratios substantially above historical levels that may not be sustained. These broad market factors may adversely affect the market price of our common stock.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

Future sales of our common stock could adversely affect the price of the common stock.

     Future sales of our common stock could depress the market price of the shares. Future sales of these shares or the market's perception that any sales could occur may cause the market price of the common stock to fall. Such sales might also make it more difficult for us to raise funds through future equity offerings or to use equity as consideration for future acquisitions.

We may not be able to identify and integrate future acquisitions.

     We intend to pursue strategic acquisitions we consider reasonable in light of the revenues and profits we believe we will be able to generate from these acquisitions. The cost of acquisitions within the industry has generally increased over time. Additionally, we compete for acquisitions with certain other industry competitors, some of which have greater financial and other resources than we do. Increased demand for acquisitions may result in fewer acquisition opportunities for us as well as higher acquisition prices. Although we believe opportunities may exist for us to grow through acquisitions, we may not be able to identify and consummate acquisitions on acceptable terms. If we do acquire other companies, we may not be able to profitably manage and successfully integrate them with our operations and sales and marketing efforts without substantial costs or delays. Acquisitions involve a number of potential risks, including the potential loss of customers, increased leverage and debt service requirements, combining disparate company cultures and facilities and operating in geographically diverse markets. One or more of our future acquisitions may have a material adverse effect on our financial condition and results of operations.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated by reference include statements that are "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements are not historical facts but instead represent only our present belief regarding future events, many of which, by their nature, are inherently uncertain and involve risks and uncertainties. A number of important factors could cause actual results to differ, perhaps materially, from the anticipated results indicated in the forward-looking statements. For a discussion of some of the factors that could cause actual results to differ, please see the discussion under "Risk Factors" contained in this prospectus and information contained in our publicly available SEC filings that are incorporated by reference in this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our SEC file number is 000-17038. Such reports, proxy statements, and other information concerning Concord can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can also access copies of such materials electronically on the SEC's home page on the World Wide Web at www.sec.gov. Reports, proxy statements and other information concerning us are also available for inspection at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement filed with the SEC by us. The full registration statement can be obtained from the SEC as indicated above, or from us.

     The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information we file with the SEC after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents we have filed with the SEC:

   o Our Annual Report on Form 10-K for the year ended July 3, 1999;

   o Our Quarterly Reports on Form 10-Q for the quarters ended October 2, 1999, January 1, 2000 and April 1, 2000; and

   o The description of our common stock contained in our Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act") on ____________, 2000, including any amendment or report filed to update such description.

     We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

     We will provide without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to Concord Camera Corp., 4000 Hollywood Blvd., Suite 650N, Hollywood, Florida 33021, Attention:
Brian King, Secretary (Telephone: (954) 331-4200).

     We intend to provide you with annual reports containing financial statements audited by our independent auditors and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information, in each case, accompanied by a discussion of such financial information and, in the case of the annual report, including a summary of our business.

                                USE OF PROCEEDS

     We estimate the net proceeds from the sale of the ______ shares of common stock we are offering will be approximately $____ million, at an assumed public offering price of $___ per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate such net proceeds will be approximately $___ million. The last reported sale price of our common stock on the Nasdaq National Market on July __, 2000 was $___ per share.

     We plan to use the net proceeds of this offering to repay outstanding indebtedness, including capital leases, for capital expenditures and for general corporate and strategic purposes, including working capital and investments in new technologies, product lines and complementary businesses. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. In addition, our agreements with our lenders limit our ability to pay dividends, and we may in the future incur indebtedness which may further prohibit or effectively eliminate the payment of dividends.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted on the Nasdaq National Market under the symbol "LENS" since July 12, 1988. The following table sets forth the high and low closing prices for the common stock as reported on the Nasdaq National Market for the period from July 1, 1998 through July 27, 2000.

                                                                   High          Low
                                                                 -----------   -----------
         Quarter ended
          September 30, 2000 (through July 27, 2000) .........   $ 25.81       $ 21.06
          July 1, 2000 .......................................   $ 26.81       $ 12.94
          April 1, 2000 ......................................   $ 28.72       $ 10.85
          January 1, 2000 ....................................   $ 11.38       $  4.25
         Quarter ended
          October 2, 1999 ....................................   $  4.84       $  2.75
          July 3, 1999 .......................................   $  2.84       $  1.78
          April 3, 1999 ......................................   $  2.50       $  2.02
          January 2, 1999 ....................................   $  2.75       $  1.53
         Quarter ended
          October 3, 1998 ....................................   $  3.38       $  1.53

     The closing price of our common stock on the Nasdaq National Market on July 27, 2000 was $22.31 per share.

     As of July 1, 2000, there were approximately 1,041 shareholders of record of our common stock.

                                CAPITALIZATION

     The following table sets forth our capitalization as of April 1, 2000 (1) on an actual basis, and (2) as adjusted to give effect to the sale of the _______ shares of common stock we are offering, at an assumed public offering price of $____ per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses we will pay and after repaying $10,056,000 of indebtedness. This table should be read in conjunction with the financial statements and the related notes incorporated by reference elsewhere in this prospectus.

                                                                                    April 1, 2000
                                                                           -------------------------------
                                                                              Actual       As Adjusted
                                                                           -----------   --------------
                                                                           (In thousands, except share
                                                                                      data)
Cash and cash equivalents ..............................................    $ 32,015      $
                                                                            ========      ===========
Total debt .............................................................    $ 24,906      $
Preferred stock, no par value, -0- shares authorized* ..................          --               --
Stockholders' equity:
Common stock, no par value, 40,000,000 shares authorized;**
23,657,234*** and __________ shares issued and outstanding actual and
 as adjusted ...........................................................      41,861
Additional paid-in capital .............................................       1,070
Retained earnings ......................................................      16,616
Notes receivable arising from common stock purchase agreements .........        (187)
Treasury stock, at cost, 1,542,526*** shares ...........................      (4,137)
                                                                            --------
Total stockholders' equity .............................................    $ 55,223      $
                                                                            ========      ===========
Total capitalization ...................................................    $ 80,129      $
                                                                            ========      ===========

     *On April 24, 2000, the shareholders of the Company approved an amendment to the Company's certificate of incorporation which authorized 1,000,000 shares of preferred stock.

     **On April 24, 2000, the shareholders of the Company approved an amendment to the Company's certificate of incorporation which increased the number of shares of Common Stock authorized from 40,000,000 to 100,000,000.

     *** Share data for all periods presented has been restated to reflect a two-for-one stock split.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     In the table below, we provide you with our selected consolidated financial and operating data. We have prepared this information using our consolidated financial statements for the five years ended July 3, 1999 and the nine-month periods ended April 1, 2000 and April 3, 1999. The financial statements for the five fiscal years ended July 3, 1999 have been audited by Ernst & Young LLP, independent Certified Public Accountants. The financial statements for the nine-month periods ended April 1, 2000 and April 3, 1999 have not been audited.

     When you read this selected consolidated financial and operating data, it is important that you read along with it the historical financial statements and related notes in our annual and quarterly reports filed with the SEC, as well as the section of our annual and quarterly reports titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                              Nine Months Ended
                                          --------------------------
                                            April 1,      April 3,
                                              2000          1999
                                          ------------  ------------
                                            (Dollars in thousands
                                                    except
                                               per share data)
STATEMENT OF OPERATIONS
DATA:
Net sales ..............................    $118,477      $ 83,605
Cost of product sold ...................      86,389        62,714
                                            --------      --------
Gross profit ...........................      32,088        20,891
Operating expenses .....................      21,418        15,801
                                            --------      --------
Operating income (loss) ................      10,670         5,090
Other (income) expenses, net ...........        (775)         (256)
                                            --------      --------
Income (loss) before income taxes ......      11,445         5,346
Income taxes ...........................         915           410
                                            --------      --------
Net income (loss) ......................    $ 10,530      $  4,936
                                            ========      ========
Basic earnings (loss) per share* .......    $   0.48      $   0.22
                                            ========      ========
Diluted earnings (loss) per share* .....    $   0.43      $   0.21
                                            ========      ========
BALANCE SHEET DATA:
Working capital ........................    $ 45,790      $ 33,929
                                            ========      ========
Total assets ...........................    $112,667      $ 85,390
                                            ========      ========
Total debt .............................    $ 24,906      $ 26,487
                                            ========      ========
Total stockholders' equity .............    $ 55,223      $ 39,466
                                            ========      ========

                                                                      Year Ended
                                          -------------------------------------------------------------------
                                            July 3,      June 30,      June 30,      June 30,      June 30,
                                              1999         1998          1997          1996          1995
                                          -----------  ------------  ------------  ------------  ------------
                                                     (Dollars in thousands except per share data)
STATEMENT OF OPERATIONS
DATA:
Net sales ..............................   $118,418      $102,663       $65,747       $66,782      $ 62,139
Cost of product sold ...................     86,664        74,771        48,722        49,293        41,984
                                           --------      --------       -------       -------      --------
Gross profit ...........................     31,754        27,892        17,025        17,489        20,155
Operating expenses .....................     23,593        21,892        17,864        19,173        18,684
                                           --------      --------       -------       -------      --------
Operating income (loss) ................      8,161         6,000          (839)       (1,684)        1,471
Other (income) expenses, net ...........       (441)         (517)         (123)          (30)          155
                                           --------      --------       -------       -------      --------
Income (loss) before income taxes ......      8,602         6,517          (716)       (1,654)        1,316
Income taxes ...........................        893           504           117            80           107
                                           --------      --------       -------       -------      --------
Net income (loss) ......................   $  7,709      $  6,013      ($   833)     ($ 1,734)     $  1,209
                                           ========      ========       =======       =======      ========
Basic earnings (loss) per share* .......   $   0.35      $   0.27      ($  0.04)     ($  0.08)     $   0.06
                                           ========      ========       =======       =======      ========
Diluted earnings (loss) per share* .....   $   0.33      $   0.26      ($  0.04)     ($  0.08)     $   0.06
                                           ========      ========       =======       =======      ========
BALANCE SHEET DATA:
Working capital ........................   $ 37,447      $ 20,813       $13,994       $16,696      $ 17,432
                                           ========      ========       =======       =======      ========
Total assets ...........................   $ 96,647      $ 72,082       $53,088       $49,850      $ 50,189
                                           ========      ========       =======       =======      ========
Total debt .............................   $ 29,735      $ 15,599       $ 11,197      $ 9,348      $  6,943
                                           ========      ========       ========      =======      ========
Total stockholders' equity .............   $ 42,696      $ 36,105       $29,502       $30,478      $ 32,264
                                           ========      ========       ========      =======      ========

* Per share data for all periods presented has been restated to reflect a two-for-one stock split. For further discussion see Note 15 to the Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                                      OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial and Operating Data" and our Consolidated Financial Statements, and the notes thereto, appearing elsewhere in this prospectus.

     We design, develop, manufacture and sell on a worldwide basis high quality, popularly priced, easy-to-use image capture products. Our products include digital image capture devices and traditional and single use cameras in 35mm, Advanced Photo System (APS) and instant formats. We manufacture and assemble our products in the PRC for both direct sale under Company brand names and on an OEM basis.

     Over the last five years, we have evolved from a manufacturer and distributor of cameras to a contract manufacturer of image capture products with strong retail distribution. We have improved the quality and capacity of our manufacturing operations to a world class standard and have acquired additional core technology, design and engineering expertise which has, in turn, enabled us to improve product performance and picture quality and to respond quickly to customer requirements. These improvements allow us to obtain business from leading film, camera and imaging companies.

     We sell our products worldwide, through Concord Americas ("Concord Americas") covering the U.S., Latin America and Canada, Concord Europe ("Concord Europe") covering the U.K., France and Germany, and Concord Asia ("Concord Asia") covering Hong Kong and the PRC. Concord Asia also is responsible for all OEM sales as well as FOB Hong Kong sales to large retail customers in the Americas and Europe. These divisions market our products under the brand names, Concord(R), Keystone(R), Le Clic(R), Argus(R), Apex(R) and Fun Shooter(R).

     As a result of our strategy over the last five years, we have diversified our sales mix. Direct sales to retailers accounted for approximately 32.0% of sales in Fiscal 2000 compared to 60.0% of sales in Fiscal 1996; and sales to OEM customers represented 68.0% of sales in Fiscal 2000 compared to 40.0% of sales in Fiscal 1996. The design and development expertise that has allowed us to obtain OEM contracts and, in many cases, develop new, additional products for our OEM customers, has allowed us to increase gross margin to 27.1% in Fiscal 2000 from 26.2% in Fiscal 1996. The evolution of our OEM and branded products into digital and other image capture devices has diversified our product base. Sales of single use cameras accounted for ______% of sales in Fiscal 2000 compared to 70.1% in Fiscal 1996.

     For Fiscal 2000, our OEM sales were $ _____ and our retail sales were $_____. Retail sales were $ ___ in the Americas, $ ____in Europe and $ ____in Asia.

     We expect to continue to obtain additional business from these customers and establish new OEM relationships by positioning ourselves as an innovative designer, developer and manufacturer of high quality, low cost image capture products.

                             RESULTS OF OPERATIONS

Nine months ended April 1, 2000 compared to the nine months ended April 3, 1999.

Revenues

     Revenues for the nine months ended April 1, 2000 and April 3, 1999 were approximately $118,477,000 and $83,605,000, respectively, an increase of approximately $34,872,000, or 41.7%. This increase in sales resulted principally from increases in sales to OEM and retail distribution customers. OEM sales for the nine months ended April 1, 2000 and April 3, 1999 were approximately $81,226,000 and $56,623,000, respectively, an increase of approximately $24,603,000, or 43.5%. Retail distribution customer sales for the nine months ended April 1, 2000 and April 3, 1999 were approximately $37,251,000 and $26,982,000, respectively, an increase of approximately $10,269,000, or 38.1%. The increase in sales to OEM and retail distribution customers were primarily due to increased sales to pre-existing OEM and retail distribution customers and, to a lesser extent, new OEM and retail distribution customers.

     Sales of Concord Asia for the nine months ended April 1, 2000 and April 3, 1999, including FOB Hong Kong sales to Concord Americas and Concord Europe customers for the nine months ended April 1, 2000 and April 3, 1999 of $12,512,000 and $14,648,000, respectively, were approximately $98,299,000 and $71,325,000, respectively, an increase of approximately $26,974,000, or 37.8%. The increase was primarily due to higher sales to OEM and, to a lesser extent, retail distribution customers.

     Sales of Concord Americas for the nine months ended April 1, 2000 and April 3, 1999, including FOB Hong Kong sales to customers in the Americas, were approximately $21,242,000 and $14,093,000, respectively, an increase of approximately $7,149,000, or 50.8%. The increase was primarily due to successful implementation of new programs with new and existing customers and the positive sell through of certain new products.

     Sales of Concord Europe for the nine months ended April 1, 2000 and April 3, 1999, including FOB Hong Kong sales to customers in Europe, were approximately $11,448,000 and $12,835,000, respectively, a decrease of approximately $1,387,000, or 10.8%. This decrease was due to the loss of a large European customer whose business we have since regained.

Gross Profit

     Gross profit for the nine months ended April 1, 2000 and April 3, 1999 was approximately $32,088,000 and $20,891,000, respectively, an increase of approximately $11,197,000 or 53.6%. Gross profit, expressed as a percentage of sales, increased to 27.1% for the nine months ended April 1, 2000 from 25.0% for the nine months ended April 3,1999. This increase was primarily the result of more favorable absorption of manufacturing overhead and labor utilization resulting from increased sales and manufacturing volume and efficiencies. Product development costs were $3,567,000 for the nine months ended April 1, 2000 compared to $3,585,000 for the nine months ended April 3, 1999.

Operating Expenses

     Operating expenses increased by $5,617,000 or 35.5% to $21,418,000 for the nine months ended April 1, 2000 from $15,801,000 for the nine months ended April 3, 1999. As a percentage of sales, operating expenses, consisting of selling, general and administrative and interest expenses decreased to 18.1% for the nine months ended April 1, 2000 from 18.9% for the nine months ended April 3, 1999.

     Selling expenses increased by $1,772,000 or 29.3% to $7,819,000 for the nine months ended April 1, 2000 from $6,047,000 for the nine months ended April 3, 1999. The increase was primarily due to increases in promotional allowances, freight costs, and royalty expenses net of benefits from certain cost cutting activities. As a percentage of sales, selling expenses decreased to 6.6% for the nine months ended April 1, 2000 from 7.2% for the nine months ended April 1, 1999.

     General and administrative expenses increased by $3,912,000 or 54.6% to $11,074,000 for the nine months ended April 1, 2000 from $7,162,000, for the nine months ended April 3, 1999. As a percentage of net sales, general and administrative expenses increased to 9.3% for the nine months ended April 1, 2000 from 8.6% for the nine months ended April 3, 1999. The increase in general and administrative expenses was primarily attributable to the Company continuing to build its infrastructure to accommodate its growth.

     Interest expense decreased by $67,000 or 2.7% to $2,525,000 for the nine months ended April 1, 2000 from $2,592,000 for the nine months ended April 3, 1999. As a percentage of net sales, interest expense decreased to 2.1% for the nine months ended April 1, 2000 from 3.1% for the nine months ended April 3, 1999.

Other Income, Net

     Other income, net was approximately $775,000 and $256,000 for the nine months ended April 1, 2000 and April 3, 1999, respectively. Other income, net is calculated after giving effect to directors' fees, certain public relations costs, foreign exchange gains and losses and interest income. The increase was primarily attributable to higher interest income for the nine months ended April 1, 2000, compared to the same prior year period.

Income Taxes

     The Company's provision of $916,000 for income taxes for the nine months ended April 1, 2000 was primarily related to the earnings of Concord Asia and Concord Americas, and is based on the Company's anticipated annual effective tax rate after consideration of operating loss carryforwards and overpayments/refunds of Concord Europe. Most of the Company's income is generated in Hong Kong. The corporate tax rate in Hong Kong is 8.75%. We had approximately $17,000,000 of tax loss carryforwards for U.S. income tax purposes at April 1, 2000.

Net Income

     As a result of the matters described above, the Company had net income of approximately $10,530,000, or $0.43 per diluted share, for the nine months ended April 1, 2000, as compared to net income of $4,936,000, or $0.21 per diluted share, for the nine months ended April 3, 1999, a 113.3% increase.

Fiscal 1999 Compared to Fiscal 1998

Revenues

     Revenues for Fiscal 1999 and Fiscal 1998 were approximately $118,418,000 and $102,663,000, respectively, an increase of approximately $15,755,000 or 15.3%. Revenues from OEM and retail sales in Fiscal 1999 increased by approximately $13,542,000 or 19.9%, and $2,213,000 or 6.4% to $81,590,000 and
$36,828,000, respectively, in Fiscal 1999 from $68,048,000 and $34,615,000, respectively, in Fiscal 1998. The increases in OEM and retail sales were attributable to increased purchases by existing OEM and retail customers together with purchases by new OEM and retail customers.

     Single use camera sales amounted to approximately $53,467,000 or 45.2% of total sales in Fiscal 1999 versus $47,116,000 or 45.9% of total sales in Fiscal 1998. This increase in sales of single use cameras was primarily attributable to the successful implementation of new programs with new and existing customers and the successful sell through of certain new products.

     Sales of Concord Asia in Fiscal 1999 and Fiscal 1998, including FOB Hong Kong sales to Concord Americas and Concord Europe customers for Fiscal 1999 and Fiscal 1998 of $19,542,000 and $17,109,000, respectively, were approximately $101,327,000 and $85,896,000, respectively, an increase of approximately $15,431,000 or 18.0%. The increase was due primarily to the shipments of the new single use instant and the new reloadable manual instant cameras and the growth of shipments to OEM and FOB customers, net of approximately $9,492,000 of non-recurring sales in the year ended June 30, 1998 by Concord Asia.

     Sales of Concord Americas for Fiscal 1999 and Fiscal 1998, including FOB Hong Kong sales to customers in the Americas, were approximately $20,160,000 and $19,132,000, respectively, an increase of $1,028,000 or 5.4%. The increase in sales to Concord Americas was primarily attributable to the successful implementation of new programs with new and existing customers and the successful sell through of certain new products.

     Sales of Concord Europe for Fiscal 1999 and Fiscal 1998, including FOB Hong Kong sales to customers in Europe, were approximately $16,473,000 and $14,744,000, respectively, an increase of approximately $1,729,000 or 11.7%. The increase in sales to Concord Europe was primarily attributable to the successful implementation of new programs with new and existing customers and the successful sell through of certain new products.

Gross Profit

     Gross profit for Fiscal 1999 and Fiscal 1998 was approximately $31,754,000 and $27,892,000, respectively, an increase of approximately $3,862,000 or 13.8%. Gross profit, expressed as a percentage of sales, decreased from 27.2% in Fiscal 1998 to 26.8% in Fiscal 1999. This decrease was primarily a result of costs associated with the production ramp up of new products, increases in licensing costs, royalty expenses, and product development costs associated with new products. Product development costs for Fiscal 1999 and Fiscal 1998 were approximately $4,815,000 and $3,963,000, respectively, an increase of $852,000 or 21.5%.

Operating Expenses

     Operating expenses, consisting of selling, general and administrative and interest expenses, increased by approximately $1,701,000 or 7.8% to $23,593,000 in Fiscal 1999 from $21,892,000 in Fiscal 1998. As a percentage of sales, operating expenses decreased to 19.9% in Fiscal 1999 from 21.3% in Fiscal 1998.

     Selling expenses decreased by $1,312,000 or 16.6% to $7,922,000 in Fiscal 1999 from $9,234,000 in Fiscal 1998. The decrease was primarily attributable to decreases in freight costs, royalty expenses, commission expenses and promotion allowances, net of increases in compensation and employee benefits. As a percentage of sales, selling expenses decreased to 6.7% in Fiscal 1999 from 9.0% in Fiscal 1998.

     General and administrative expenses increased by $1,227,000 or 11.2% to $12,216,000 in Fiscal 1999 from $10,989,000 in Fiscal 1998. The increase is primarily attributable to increases in professional fees and expenses related to new OEM customer agreements, and increases in compensation and employee benefits. As a percentage of sales, general and administrative expenses decreased to 10.3% in Fiscal 1999 from 10.7% in Fiscal 1998.

     Interest expense increased by $1,787,000 or 107.1% to $3,455,000 in Fiscal 1999 from $1,668,000 in Fiscal 1998. As a percentage of sales, interest expense increased to 2.9% in Fiscal 1999 from 1.6 % in Fiscal 1998. Such increase was primarily a result of an increase in average debt outstanding during Fiscal 1999.

Other (income) expense, Net

     Other (income) expense, net is calculated after giving effect to interest income, gains and losses from the sale of fixed assets, foreign exchange gains and losses, directors' fees and certain public relations costs. With respect to foreign exchange gains and losses, the Company operates on a worldwide basis and its results may be adversely or positively affected by fluctuations of various foreign currencies against the U.S. Dollar, specifically, the Canadian Dollar, German Mark, British Pound Sterling, French Franc, and Japanese Yen. Each of the Company's foreign subsidiaries purchases its inventories in U.S. Dollars and sells them in local currency, thereby creating an exposure to fluctuations in foreign currency exchange rates. Certain components needed to manufacture cameras are priced in Japanese Yen. The translation from the applicable currencies to U.S. Dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The impact of foreign exchange transactions is reflected in the profit and loss statement, which in Fiscal 1999 included a loss of approximately $432,000.

     In Fiscal 1999, the Company's hedging activities were immaterial and, at July 3, 1999, there were no forward exchange contracts outstanding.

Income Taxes

     As of July 3, 1999, the Company had net operating loss carryforwards for U.S. tax purposes of approximately $12,262,000, which expire as follows:
$5,700,000 in 2008; $2,770,000 in 2009; $3,481,000 in 2010; and $311,000 in
2011. Net operating losses for state tax purposes began to expire in 1997. Net operating loss carryforwards cannot be used to offset certain alternative minimum tax elements under the Internal Revenue Code.

     The income tax provision for Fiscal 1999 of approximately $893,000 was comprised of a current U.S. tax benefit of approximately ($53,000), a current foreign provision of approximately $786,000 and a deferred provision of approximately $160,000. The Company's provision for income taxes for Fiscal 1999 is primarily related to the earnings of Concord Asia and Concord Americas, net of benefits relating to operating loss carryforwards and overpayments/refunds of Concord Europe.

Net Income

     As a result of the matters described above, the Company had net income of approximately $7,709,000 or $0.33 per diluted share in Fiscal 1999 as compared to net income of $6,013,000 or $0.26 per diluted share in Fiscal 1998, an increase in net income of approximately $1,696,000, or 28.2%.

Fiscal 1998 Compared to Fiscal 1997

Revenues

     Revenues for Fiscal 1998 and Fiscal 1997 were approximately $102,663,000 and $65,747,000, respectively, an increase of approximately $36,916,000 or 56.1%. Revenues from OEM sales in Fiscal 1998 increased by approximately $38,016,000 or 126.6% to $68,048,000 in Fiscal 1998 from $30,032,000 in Fiscal
1997, while sales to other customers decreased by approximately $1,100,000 or 3.1% to $34,615,000 in Fiscal 1998 from $35,715,000 for Fiscal 1997. The increase in OEM sales was attributable to increased purchases by existing OEM customers together with purchases by new OEM customers offset, in part, by decreased purchases by other existing customers. The decline in sales to other customers was attributable to lower sales of traditional and single use camera models. This decrease in sales resulted from an aging product line of traditional cameras and intensified competition in the sale of single use cameras.

     Single use camera sales amounted to approximately $47,116,000 or 45.9% of total sales in Fiscal 1998 versus $44,108,000 or 67.1% of total sales in Fiscal 1997.

     Sales of Concord Asia in Fiscal 1998 and Fiscal 1997, including FOB Hong Kong sales to Concord Americas and Concord Europe customers for Fiscal 1998 and Fiscal 1997 of $17,109,000 and $15,304,000, respectively, were approximately $85,896,000 and $46,443,000, respectively, an increase of approximately $39,453,000 or 84.9%. The increase is due primarily to the continued growth of shipments to OEM customers by Concord Asia.

     Sales of Concord Americas for Fiscal 1998 and Fiscal 1997, including FOB Hong Kong sales to customers in the Americas, were approximately $19,132,000 and $22,076,000, respectively, a decrease of $2,944,000 or 13.3%. The decrease in sales to Concord Americas resulted from an aging product line of traditional cameras and intensified competition in the sale of single use cameras.

     Sales of Concord Europe for Fiscal 1998 and Fiscal 1997, including FOB Hong Kong sales to customers in Europe, were approximately $14,744,000 and $12,532,000, respectively, an increase of approximately $2,212,000 or 17.7%. The increase in sales to Europe was primarily attributable to increased FOB Hong Kong sales.

Gross Profit

     Gross profit for Fiscal 1998 and Fiscal 1997 was approximately $27,892,000 and $17,025,000 respectively, an increase of approximately $10,867,000 or 63.8%. Gross profit, expressed as a percentage of sales, increased from 25.9% in Fiscal 1997 to 27.2% in Fiscal 1998. This increase was primarily a result of more favorable absorption of manufacturing overhead and labor utilization resulting from increased sales and manufacturing volume and efficiencies. At the same time, product development costs associated with new products increased from $3,130,000 in Fiscal 1997 to $3,963,000 in Fiscal 1998, an increase of $833,000 or 26.6%.

Operating Expenses

     Operating expenses, consisting of selling, general and administrative and interest expenses increased by $4,028,000 or 22.5% to $21,892,000 in Fiscal 1998 from $17,864,000 in Fiscal 1997. As a percentage of sales, operating expenses decreased to 21.3% in Fiscal 1998 from 27.2% in Fiscal 1997.

     Selling expenses increased by $2,284,000 or 32.9% to $9,234,000 in Fiscal 1998 from $6,950,000 in Fiscal 1997. The increase was primarily attributable to the Company's increased sales volume and increases in freight costs, royalty expenses and promotion allowances net of benefits from the consolidation of warehouse and administration facilities undertaken in Fiscal 1996. As a percentage of sales, selling expenses decreased to 9.0% in Fiscal 1998 from 10.6% in Fiscal 1997.

     General and administrative expenses increased by $1,541,000 or 16.3% to $10,989,000 in Fiscal 1998 from $9,448,000 in Fiscal 1997. The increase was primarily attributable to increases in professional fees and expenses related to new OEM customer agreements, increased rent, other expenses and costs relating to the relocation of the Company's principal offices to Florida. As a percentage of sales, general and administrative expenses decreased to 10.7% in Fiscal 1998 from 14.4% in Fiscal 1997.

     Interest expense increased by $203,000 or 13.8% to $1,668,000 in Fiscal 1998 from $1,465,000 in Fiscal 1997. Such increase was primarily a result of an increase in average debt outstanding during Fiscal 1998. As a percentage of sales, interest expense decreased to 1.6% in Fiscal 1998 from 2.2% in Fiscal 1997.

Other (income) expense, Net

     Other (income) expense, net is calculated after giving effect to interest income, gains and losses from the sale of fixed assets, foreign exchange gains and losses, directors' fees and certain public relations costs. The impact of foreign exchange transactions is reflected in the profit and loss statement, which in Fiscal 1998 included a gain of approximately $374,000.

     In Fiscal 1998, the Company's hedging activities were immaterial and, at June 30, 1998, there were no forward exchange contracts outstanding.

Income Taxes

     As of June 30, 1998, Concord had net operating loss carryforwards for U.S. tax purposes of approximately $11,951,000, which expire as follows: $5,700,000 in 2008; $2,770,000 in 2009; and $3,481,000 in 2010. Net operating losses for state tax purposes began to expire in 1997. Net operating loss carryforwards cannot be used to offset certain alternative minimum tax elements under the Internal Revenue Code.

     The income tax provision for Fiscal 1998 of approximately $504,000 is comprised of a current U.S. tax provision of approximately $69,000, a current foreign provision of approximately $318,000 and a deferred provision of approximately $117,000. The Company's provision for income taxes for Fiscal 1998 is primarily related to the earnings of Concord Asia and Concord Americas, net of benefits relating to operating loss carryforwards and overpayments/refunds of Concord Europe.

Net Income

     As a result of the matters described above, the Company had net income of approximately $6,013,000 or $0.26 per diluted share in Fiscal 1998 as compared to a net loss of approximately ($833,000) or ($0.04) per diluted share in Fiscal 1997, an increase in profit of approximately $6,846,000.

                        LIQUIDITY AND CAPITAL RESOURCES

     At April 1, 2000, the Company had working capital of $45,790,000 compared to $37,447,000 at July 3, 1999. Cash provided by operating activities was approximately $11,075,000 and $11,951,000 for the nine months ended April 1, 2000 and April 3, 1999, respectively. Capital expenditures for the nine months ended April 1, 2000 and April 3, 1999 were approximately $6,360,000 and $4,987,000, respectively.

     Senior Notes Payable. On July 30, 1998, the Company consummated a private placement of $15 million of senior notes. The notes bear interest at 11.0%, and mature on July 15, 2005. Interest payments are due quarterly. The indenture governing the notes contains certain restrictive covenants relating to, among other things, incurrence of additional indebtedness and dividend and other payment restrictions affecting the Company and its subsidiaries.

     Credit Facilities. The Company and its subsidiaries have various revolving credit facilities in place having an aggregate availability of $35,200,000 of which $__________ was outstanding at July 1, 2000. These facilities bear interest at various Prime or LIBOR floating rates. At July 1, 2000, the rates ranged from 8.5% to 10.0%.

     Future Cash Commitments. Management believes that anticipated cash flow from operations, amounts available under its credit facilities and the net proceeds of the offering will be sufficient to fund its operating cash needs for the foreseeable future.

     We are evaluating various growth opportunities which could require significant funding commitments. We have from time to time held, and continue to hold, discussions and negotiations with (i) companies that represent potential acquisition or investment opportunities, (ii) potential strategic and financial investors who have expressed an interest in making an investment in or acquiring the Company, (iii) potential joint venture partners looking toward formation of strategic alliances that would broaden the Company's product base or enable the Company to enter new lines of business and (iv) potential new and existing OEM customers where the design, development and production of new products including certain new technologies would enable the Company to expand its existing business, and enter new markets outside its traditional business including new ventures focusing on wireless connectivity and other new communication technologies. There can be no assurance any definitive agreement will be reached regarding any of the foregoing, nor does management believe such agreements are necessary for successful implementation of the Company's strategic plans.

                                   BUSINESS

Photography Market Overview

     According to the Photo Marketing Association, approximately $6.5 billion of amateur cameras were sold in the U.S., Japan, Germany, the U.K. and France during 1998, the most recent year for which data is available. Sales in the U.S. accounted for approximately 40.0% of industry sales, followed by Japan (30.0%), Germany (15.0%) the U.K. (10.0%) and France (5.0%). The three fastest growing segments in the image capture device market are APS, digital and single use. During the period from 1996 through 1998, sales in the U.S. of APS, digital, and single use cameras grew at compound annual growth rates of 67.9%, 65.0% and 23.9%, respectively.

     There are five main categories of cameras within the photography market:

   o Single use cameras -- Single use cameras are sold preloaded with film and battery and are designed to be used only once. After use, the consumer returns the entire camera to the photo processor. The processor then extracts the film and disposes of the camera carcass. On a unit basis, single use cameras account for about 85.0% of all cameras sold, but only about 27.0% of industry revenues. The total global market for single use cameras is estimated to be $1.8 billion.

   o Instant cameras -- Instant photography (most commonly associated with Polaroid) provides the advantage of instant viewability but suffers from generally poor image reproduction and relatively high cost per print. These cameras can be purchased in both a traditional version and a single use configuration. Instant cameras are a $100 million worldwide industry. Although, this segment of the camera industry has experienced relatively flat sales for most of the past decade, new product launches during the last two years appear to be having a positive impact on sales growth.

   o Digital cameras -- A digital camera uses an electronic sensor (versus silver halide film) to electronically capture an image, which is then stored in a memory device. Digital cameras allow for instantaneous viewing, and images can be easily downloaded to a computer for manipulation, reproduction and storage. Approximately 3.1 million digital cameras were sold worldwide in 1998, generating $1.6 billion in sales. In 1999, the digital market grew to 6.5 million units with a value of $3.5 billion.

   o 35mm and APS cameras -- This category includes essentially all other (non-single use) cameras that use silver halide film and do not have interchangeable lenses. Film formats include both 35mm and APS (24mm). Introduced in 1996, APS offers advanced imaging features relative to 35mm film. This category accounted for approximately $2.2 billion of industry revenues in 1998.

   o Single lens reflex cameras (SLR) -- 35mm and APS SLR cameras offer interchangeable lenses and use a complex arrangement of mirrors to allow the user to view an image through the actual photographic lens instead of an optic viewfinder. SLR cameras generated revenues of about $800 million in 1998. SLR sales have generally been falling for most of the past 15 years. We do not compete in the SLR market.

Market Trends

     We expect to capitalize on a number of trends within the image capture industry, including the following:

   o Growth of Single Use Cameras. Single use cameras are inexpensive (suggested retail price $4-10), easy to use and deliver high quality photographs. From 1996 through 1998, single use camerasexperienced compound annual growth of 23.9%, and we expect the market to grow at a compound annual rate of 13.5% over the next five years.

   o Growth of Digital Photography. Digital photography is one of the fastest growing areas of consumer electronics. According to International Data Corporation, digital cameras are projected to achieve a 42.0% compound annual growth rate through 2004. Despite their relatively recent acceptance in the consumer market, digital cameras have already surpassed instant cameras, SLRs and traditional APS cameras in market value. We are well positioned to address this market, with one of the largest clean room facilities in the world dedicated to the manufacture of digital cameras. We recently completed two new digital camera projects. Our design teams are currently engaged in the development of additional digital projects that we plan to bring to market this fiscal year.

   o New Digital Image Capture Devices. In a clear departure from silver halide photography, digital imaging enables images to be displayed and used in ways that were previously impossible. Device manufacturers have begun to incorporate image capture devices into cellular phones, personal digital assistants, laptop computers and security monitoring devices. While we do not currently offer any such products, we have established relationships with several key partners in the electronic device market to pursue such opportunities in the future.

   o Impact of APS on traditional 35mm film. The APS film format was developed by a consortium of film and camera companies to invigorate traditional film and camera sales. APS offers multiple benefits to the consumer, including smaller cameras (by virtue of its 24mm film cartridge), one-step loading, multiple print formats (panoramic, high definition and classic) and the ability to encode information onto the print. Since its introduction in 1996, the APS format has grown steadily, from 1.1 million units in 1996 to an estimated 3.1 million units in 1998. Much of this growth has come at the expense of the 35mm format, which has experienced a 15.0% unit decline over the same period. As a licensee of the APS film format, we expect to benefit from the growth of APS cameras.

   o Outsourcing Trend by Photography OEMs. Much like other manufacturing sectors of the economy, the photography industry has begun to outsource manufacturing activities to independent contract manufacturers. In keeping with this trend, during the past year we have entered into two new OEM relationships, renewed two existing relationships, and expect to enter into similar relationships on an ongoing basis.

Our Company

     We design, develop, manufacture and sell on a worldwide basis high quality, popularly priced, easy-to-use image capture products. Our products include digital image capture devices and traditional and single use cameras in 35mm, APS and instant formats. By investing significant funds in our design, development and engineering capabilities, we have positioned ourselves to capitalize on the industry trend to outsource the design, development and manufacture of all types of image capture devices. As a consequence, we now develop new products, including digital image capture devices and innovative electro, optical and mechanical devices, both for our own account and in conjunction with our OEM customers and some of our key retail customers. We often serve as a contract manufacturer of co-developed products for our large OEM customers, and we also sell our own branded and private label versions of those products incorporating the co-developed technology.

Our Growth Strategy

     We intend to enhance our position as a leader in contract manufacturing while continuing to expand our retail sales and distribution business. Our growth strategy includes the following key elements:

     o Obtain additional business from our existing OEM customers. Since Fiscal 1995, when we adopted the strategy of positioning ourselves as an innovative designer, developer and manufacturer of high quality, low priced products, we have captured OEM business from several of the world's largest film, camera and imaging companies, including Agfa-Gevaert AG, Eastman Kodak Co., Ferrania S.p.A., KB Gear Interactive, Inc. and Polaroid Corp. We continue to invest in research and development to increase business from our existing OEM customers.

     o Develop new OEM relationships. We intend to leverage our existing relationships and our strong capabilities in engineering, design and manufacturing to establish new OEM relationships. We also intend to capitalize on our recent entry into the lower-priced digital camera market to attract new OEM customers.

     o Differentiate ourselves from other contract manufacturers. We will continue to differentiate ourselves from our competitors by providing OEM customers with the dedicated design and development expertise of our experienced engineers at our facilities in Hollywood, Florida, Hong Kong and the PRC, as well as our advanced, low-cost manufacturing capabilities.

     o Continue to expand our retail and distribution business. We continue to globally expand our retail sales and distribution business by increasing customers, product listings, retail segments and sales volumes through the continued introduction of new product lines and models, many of which are the result of our co-development programs with our OEM customers. Our retail customers now include Argus, Boots, K-Mart, Target, Walgreens and Wal-Mart. We continue to invest in our internal sales and marketing capabilities to expand our retail business.

     o Pursue strategic relationships and acquisitions. When appropriate, we intend to seek strategic relationships with leading companies in our industry, as well as acquisitions that will help us further expand our product mix, our distribution and our retail competitive positions.

Products

     We design, develop, manufacture and sell image capture products. Our products include digital image capture devices and traditional and single use cameras in 35mm, APS and instant formats. We often serve as a contract manufacturer of co-developed products for our OEM customers, and we also sell our own branded and private label versions of those products incorporating the co-developed technology.

     Existing Products. We manufacture digital, traditional and single use cameras in 35mm, APS and instant formats. Our Company manufactures and assembles products in the PRC both as a contract manufacturer on an OEM basis and for direct sale under our labels and under private label brand names. Our existing products have a suggested retail price of $5 to $169, while our digital cameras will initially have a suggested retail price of $99 to $300.

     New Products. We design and develop new products, both independently and on a co-development basis with existing and potential OEM customers. Recently completed projects include both an entry level digital camera having a $99 suggested retail price and a full-featured digital camera having a $200 to $300 suggested retail price.

     Our full-featured digital camera called the "eye Q(TM) Digital Camera" is intended to be the smallest and lightest camera on the market in its category with a 3x optical zoom, 1.2 megapixel interpolated resolution and an internal microdisplay. The camera easily fits into a shirt pocket or purse, making it a convenient traveling companion. The eye Q(TM) is designed to provide significant battery life, offering more than 300 images on one lithium-ion battery. We anticipate the product's cost basis to decline with increasing volume. We expect to commence full scale production and shipping of the eye Q(TM) by the end of the summer of 2000. Over the next several years, digital cameras are expected to represent a material portion of our sales as well as worldwide camera sales. New products are, and we expect they will continue to be, designed both independently and on a co-development basis with existing and potential OEM customers.

     Concord's expenditures for product design and development increased from $3.1 million in Fiscal 1997 to more than $____ million in Fiscal 2000. We anticipate product development costs will increase further in Fiscal 2001. The increase would be principally attributable to the development, design and production of new digital image capture devices, in some instances incorporating both digital and wireless technology.

Existing OEM Relationships

     We have developed products and long-term relationships with several of the world's largest and most successful film, camera, and imaging manufacturers. Currently, our three largest OEM customers, Polaroid, Kodak and Agfa, are expected to account for approximately 25.0%, 22.7% and 11.7% of sales, respectively, in Fiscal 2000. All of the Company's OEM agreements require substantial minimum annual purchases. In Fiscal 1999 our ten largest customers accounted for approximately 86.9% of sales. Our OEM customers include the following:

     Agfa. In Fiscal 1996 under a co-development agreement with Agfa, we partnered the development of the world's first two-format APS single use cameras. We continue to manufacture, on an exclusive basis, various single use cameras for Agfa under a multi-year OEM contract.

     Ferrania S.p.A. (formerly Imation). We established a contractual OEM relationship with Imation (now Ferrania S.p.A.) for the production of single use cameras in Fiscal 1995. Products developed under this contract, which was renewed in Fiscal 2000, include our various daylight and flash single use camera models.

     KB Gear. In May 2000 we announced the co-development of KB Gear's next generation, entry-level still digital camera, the Jam Cam 3.0(TM), which we manufacture exclusively at our PRC facilities. We anticipate shipping this product, which will have a suggested retail price of $99, in August 2000.

     Kodak. We were awarded a long-term supply agreement for a traditional motorized APS camera in Fiscal 1997. Shipments of the camera began in the first quarter of Fiscal 1998, and we believe the camera is now among the best selling APS cameras in the world. We retained the right to sell these cameras under our brand names, and shipments of our branded versions began in the first quarter of Fiscal 1999.

     On March 23, 2000, we announced a new three-year contract with Kodak to manufacture single use APS cameras as an OEM. We believe that single use cameras are Kodak's fastest-growing product line within non-digital photography. The contract is expected to contribute $20-25 million of revenues annually and is expected to serve as a platform for additional contract manufacturing opportunities with Kodak. To our knowledge, this contract represents the first time Kodak has outsourced any of its single use camera manufacturing.

     Polaroid. Capitalizing on an existing relationship with Polaroid for the production of single use cameras, we entered into a co-development and long-term supply agreement to co-design and manufacture an instant single use camera and an instant manual camera for Polaroid. Shipments of these products commenced in Fiscal 1999. We are involved in discussions with Polaroid looking toward the production of additional products.

Future OEM Relationships

     We believe we are positioned to become one of the prime beneficiaries of an outsourcing trend in the traditional, single use and digital image capture device markets, including wireless transmission and Internet connectivity. By investing significant funds in development, design, engineering and manufacturing capabilities, we have become a high quality, low cost contract manufacturer. In addition, OEM customers are increasingly searching for co-development partners that can provide OEM's with value added assistance in the design, development and testing of innovative technologies. Our ability to serve not only as a reliable, quality contract manufacturer but also as a valuable strategic partner positions us for continued success in our OEM business.

     We are engaged in active negotiations with existing and potential OEM customers for the development, design and production of additional products, including an APS camera, and camera and image-capture devices incorporating digital and wireless technology. We target potential OEM customers with:

     o an established brand name,
     o existing channels of distribution,
     o multiple product outsourcing potential (traditional, single use and digital cameras) and
     o products complementary to our manufacturing and value-added skills.


     We have completed our transition from a manufacturer and distributor of cameras to a contract manufacturer of image capture products with strong retail distribution. At the same time we have developed and are beginning to manufacture a full line of lower priced digital cameras. Our average revenue in existing products is $3 to $17, compared to average revenue in our new digital products of approximately $40 to $125. Our research and development capabilities have enabled us to offer proprietary assistance in design and product development. Our team of designers, product development specialists and manufacturing managers has been able to develop extremely compact designs that still permit numerous features to be incorporated.

     Direct Sales to Retailers. We make direct sales to retailers on a worldwide basis through Concord Americas covering the U.S., Latin America and Canada, Concord Europe covering the U.K., France and Germany and Concord Asia covering Hong Kong and the PRC. Concord Asia is also responsible for all OEM sales as well as FOB Hong Kong sales to large retail customers in the Americas and Europe. These divisions market our products under the following brand names:

o Concord(R)                              o Argus(R)
o Keystone(R)                             o Apex(R)
o Le Clic(R)                              o Fun Shooter(R)
o Goldline(R)                             o eye Q(TM)

Our worldwide direct sales customers include the following major discount, drug and retail chains: Argus, Boots, K-Mart, Target, Walgreens and Wal-Mart. Wal-Mart, one of our largest direct sales customers, has designated Concord as a Wal-Mart "Supplier of Excellence" for the first quarter of 2000, a prestigious award presented to a select group of companies that supply Wal-Mart with quality merchandise, have superior fulfillment execution and a firm understanding of the market to assist Wal-Mart in better serving its customers.

     We also sell our products to other consumer product companies who use the cameras as premiums in connection with their product sales.

     We have in-house sales personnel who make a majority of our U.S. sales. To assist our in-house staff, we also have approximately 18 non-affiliated sales agents who serve specific geographic areas. Sales agents generally receive commissions ranging from 1.0% to 3.0% of net sales, depending on the type of customer, and may act as selling agents for products of other manufacturers.

     Our direct sales to retailers represented approximately $________ in Fiscal 2000 and $36.8 million in Fiscal 1999. This increase was fueled by the introduction of new product lines and models, some of which resulted from our co-development programs with OEM customers.

Competition

     The camera and photographic products industry is highly competitive. As a manufacturer and distributor of high quality low cost image capture devices, we encounter substantial competition from a number of firms, many of which have longer operating histories, more established markets and more extensive facilities than we have. Many of our competitors have greater resources than we have or may reasonably be expected to have in the foreseeable future. Our competitive position is dependent upon our ability to continue to manufacture in the PRC.

Licensing Activities

     In Fiscal 1995 we entered into a license agreement with Hallmark Licensing, Inc., as agent for Binney & Smith Properties, Inc. Under the agreement, we license certain trademarks regarding Crayola and certain associated marks, trade names and logos for use with single use and traditional 35mm and APS format cameras. The agreement expires December 31, 2001 and includes an automatic renewal provision.

     We are one of four companies licensed by Fuji to manufacture and remanufacture (reload) single use cameras. Single use cameras accounted for 36.0% of our Fiscal 1999 sales. We have been contractually restricted from entering the Japanese market. The restriction lapses at the beginning of 2001 at which time we intend to aggressively pursue that market. Recently, the International Trade Commission (ITC) banned the importation of re-manufactured (reloaded) single use cameras in the United States due to patent infringement. The ITC's decision has been appealed to the Court of Appeals for the District of Columbia. If the decision is upheld, we believe it will reduce price competition in that product line.

     We also have an action pending in federal court against Fuji with respect to our non-exclusive license to use certain Fuji technology in connection with the manufacture and sale of single use cameras. Termination of the license would have a material adverse effect on our single use camera business if Fuji's patents were found to be valid and infringed by our single use cameras. See "Legal Proceedings."

Manufacturing

     We conduct all of our manufacturing activities in the PRC. Our vertically integrated manufacturing activities include plastic injection molding of lenses and other parts, stamping and machining of metal parts, use of surface mount technology, bonding, assembly and quality inspection.

     Modernized Facilities. In Fiscal 1996 we began constructing a new manufacturing facility on a previously acquired site in the PRC. During Fiscal 1999 we expanded our facilities by increasing our manufacturing and related dormitory facilities to over 600,000 square feet. In Fiscal 1999 the China Authorization Center of Import & Export Commodity accredited our PRC manufacturing facilities as an ISO 9002 certified facility. We have invested in excess of $25 million in capital expenditures and improvements at the facility over the last four years.

     In February 2000 we opened a new production facility in the PRC dedicated to digital image capture device manufacturing. Two thirds of this new facility is comprised of class 10,000 clean rooms where the ambient air particle count is controlled and special gowns are worn by all personnel to maintain a high level of cleanliness. The new facility, located on the site of our PRC manufacturing operations, has a fully trained and dedicated on-site staff including operators, engineers (mechanical, electrical and optical) and production managers and supervisors. We have other technical and manufacturing personnel available on site and Concord design and development engineers located in nearby Hong Kong.

     Equipment and Raw Materials. We own or lease the tools and equipment necessary to manufacture most of the components used in our cameras. Numerous manufacturers and suppliers located in the Far East and other parts of the world supply us with components, materials and film that we do not manufacture. Raw materials and components that we purchase include film, batteries, glass lenses, plastic resins, metal, packaging and electronic component parts.

     PRC Agreement. Our operations and profitability are substantially dependent upon our manufacturing and assembly activities. Our current processing agreement with the PRC entities expires in October 2006. We intend to continue to expand our operations in the PRC, but there can be no assurance we will be able to do so.

     Trademarks and Patents

     We own trademarks on the CONCORD(R), KEYSTONE(R), FUN SHOOTER(R), LE CLIC(R), GOLDLINE(R) and APEX(R) names for cameras sold in the United States and numerous foreign countries, we own the trademark ARGUS(R) in numerous foreign countries only and we have applied for the trademark eye Q(TM). We own several patents used in our Keystone cameras, as well as United States patents for our data imprinting system, our film counter in the back of cameras and our method for film loading. We have applied for or expect to file for U.S. patent protection for certain camera related processes, and we anticipate filing for patent protection on those processes in other countries. Concord HK has applied for United States and foreign patent protection for a film drive system used in certain of its cameras. We do not believe our competitiveness and market share are dependent on the ultimate disposition of our patent applications.

                                   EMPLOYEES

     As of July 1, 2000, we had 218 employees, approximately 56.0% of whom were located in Hong Kong and the PRC. None of our employees are represented by collective bargaining agreements.

     Pursuant to our agreements with governmental agencies in the PRC, those governmental agencies provide us with approximately 6,500 workers at our facilities in the PRC. To date, no labor dispute has ever disrupted our operations. Our ongoing relationship with these workers is good.

                                  PROPERTIES

     In Hollywood, Florida, we have two leases, one covering our principal office space which consists of approximately 20,000 square feet and the other covering our domestic warehouse which consists of 12,000 square feet. These leases expire on August 31, 2010 and January 4, 2009, respectively.

     In Hong Kong, we own one floor and lease four floors of warehouse and business space. In the UK, we own an 11,000 square foot building on a one-half acre parcel. We also lease warehouse and/or office space in France, Canada and Germany in connection with the activities of our subsidiaries in these jurisdictions.

     In the PRC, we own a manufacturing facility in Baoan County, Shenzen Municipal, and we lease three employee dormitories and a cafeteria. Pursuant to land use agreements entered into with certain PRC governmental agencies, we obtained the rights to use approximately eight acres of land for factory buildings, dormitories and related ancillary buildings. Under the land use agreement, we have the right to use the land through the year 2042. At the end of the term, a PRC governmental agency will own the facilities and we will have the right to lease the PRC land and improvements thereon at then prevailing lease terms.

                               LEGAL PROCEEDINGS

     Jack C. Benun. On November 18, 1994, the Company filed a demand for arbitration in New Jersey for money damages in excess of $1.5 million against Jack C. Benun ("Benun"), its former chief executive officer who was discharged for cause in Fiscal 1995. This action was taken due to Benun's failure to fully compensate the Company for damages it sustained as a result of Benun's breaching his employment obligations, his fiduciary obligations and perpetrating frauds upon the Company, including the misappropriation of funds from the Company. Benun has submitted a counterclaim in which he alleges wrongful termination of his employment and denial of benefits by the Company. Benun's counterclaim does not contain any statement of the dollar amount of his alleged damages, although he has written to the Company asserting damages of approximately $6.7 million. The Company is vigorously pursuing its action as well as defending the counterclaim. On August 24, 1999, the arbitrator upheld the propriety of Concord's termination for cause of Benun. The arbitrator found that Benun perpetrated frauds on the Company by diverting and embezzling Company monies. The Company is pursuing damage claims against Benun related to the frauds and embezzlement.

     Fuji. On December 30, 1997, the Company commenced in the United States District Court of the Southern District of New York (the "Court") an action against Fuji seeking to enforce the terms of a Settlement Agreement between the Company and Fuji (the "Settlement Agreement") and to restrain Fuji from terminating the Settlement Agreement. Under the terms of the Settlement Agreement, the Company has been granted a worldwide (subject to certain geographic limitations), non-exclusive license to use certain Fuji technology in connection with the manufacture and sale of single use cameras. Termination of the license would have a material adverse effect on the Company's single use camera business if Fuji's patents were found to be valid and infringed by the Company's single use products. On January 9, 1998, the Court granted the Company's request for an order restraining Fuji from terminating the Settlement Agreement. Pending a final judicial determination of the disputes, the restraining order will continue in effect as long as the Company refrains from making any further shipments pursuant to the purchase order that gave rise to the dispute. Fuji filed a motion for summary judgment, and the Company filed a motion seeking to preclude Fuji from presenting certain expert testimony. Both motions were denied by the Court, but Concord will be allowed to reassert its motion at trial if Fuji does not establish an adequate evidentiary basis for the expert testimony.

     The Company is involved from time to time in routine legal matters incidental to its business. In the opinion of the Company's management, the resolution of such matters, including those described above, will not have a material adverse effect on its financial position or results of operations.

                                  MANAGEMENT

Executive Officers and Directors

     Our executive officers and directors, and their respective ages as of July 1, 2000, are as follows:

Name                                   Age    Position
----                                   ---    --------
Ira B. Lampert (3) ................    55     Chairman, President and Chief Executive Officer

Brian F. King .....................    46     Senior Vice President & Secretary

Harlan I. Press ...................    36     Vice President, Treasurer and Assistant Secretary

Gerald Angeli .....................    47     Vice President of OEM Product Supply

Keith Lampert .....................    30     Vice President of the Company and Managing
                                               Director of Concord HK

Urs W. Stampfli ...................    48     Vice President and Director of Global Sales and
                                               Marketing

Eli Arenberg ......................    71     Director

Ronald S. Cooper (1) (2) ..........    61     Director

Morris H. Gindi (1) (2) ...........    54     Director

Joel L. Gold (1) (2) (3) ..........    57     Director

J. David Hakman ...................    58     Director

Kent M. Klineman (3) ..............    68     Director

William J. Lloyd ..................    60     Director

------------
(1) Member of Audit Committee.

(2) Member of Compensation and Stock Option Committee.

(3) Member of Nominating Committee.

     Ira B. Lampert has been the Chairman and Chief Executive Officer of the Company since July 13, 1994. Mr. Lampert also serves as a Director of Concord HK, Concord Europe, Concord Germany and Concord France. For the calendar year 1995 and again from July 31, 1998 through the present, Mr. Lampert also served as President of the Company. Mr. Lampert is a member of the Board of the Queens College Foundation of the City University of New York and is the Treasurer of the Boys Brotherhood Republic, a nonprofit organization for underprivileged children.

     Brian F. King has been Senior Vice President of the Company since August 25, 1998. In addition, Mr. King has served as Secretary of the Company since August 1996 and as Managing Director of Concord HK from August 1996 through April 2000. Prior to that, Mr. King had been the Company's Vice President of Corporate and Strategic Development since June 1996. Mr. King also serves as a director of each of Concord HK, Concord Europe and Goldline Europe Limited. Before joining the Company, Mr. King was Managing General Partner of Cripple Creek Associates, a partnership that built and operated two casinos in Cripple Creek, Colorado, from June 1991 through February 1996.

     Harlan I. Press has been Vice President, Treasurer and Assistant Secretary of the Company since April 2000. Mr. Press has also served as the Corporate Controller and Assistant Secretary of the Company from October 1996 through April 2000 and as Chief Accounting Officer from November 1994 to the present. Mr. Press is also a director of Concord Europe, Goldline Europe Limited and Concord HK. Mr. Press is a member of the American Institute of Certified Public Accountants, the New York State Society of Certified Public Accountants and the Financial Executives Institute.

     Gerald Angeli has been Vice President, OEM Product Supply, of the Company since April 2000. For the two years prior to joining the Company, Mr. Angeli was employed by NCR Corporation in its Systemedia Group, where he was responsible for manufacturing, customer service, distribution and logistics. For 20 years prior thereto, Mr. Angeli was employed by Kodak in various capacities, most recently as Manager of Worldwide Manufacturing and Supply Chain and Vice President, Consumer Imaging.

     Keith Lampert, who is a son of Ira B. Lampert, has been Vice President of the Company since August 25, 1998 and is also Managing Director of Concord HK. Among other things, Mr. Lampert is responsible for operations in the PRC within the Company. Mr. Lampert has been employed by the Company since 1993. Mr. Lampert is also the Business Sub-Committee Chairman of the Hong Kong Photographic and Optics Manufacturers Association.

     Urs W. Stampfli has been Vice President and Director of Global Sales and Marketing for the Company since April 2000. Mr. Stampfli joined the Company in May 1998 as Director of Global Sales and Marketing. From 1992 to April 1998, Mr. Stampfli was Vice President, Marketing, Photo Imaging Systems of Agfa.

     Eli Arenberg has been a director of the Company since 1988. From 1984 through February 1992, Mr. Arenberg held various positions in the Company, including Senior Vice President of Sales. Following his retirement from full-time employment with the Company, Mr. Arenberg has been a consultant to the Company since July 1994.

     Ronald S. Cooper has been a director of the Company since January 20, 2000. Mr. Cooper is a co-founder and principal of LARC Strategic Concepts, LLC, a consulting firm focusing on emerging growth companies. Mr. Cooper was Managing Partner of the Long Island office of Ernst & Young LLP from 1985 until he retired from the firm in October 1998. He is a director of Frontline Capital Group, a publicly traded e-commerce company.

     Morris H. Gindi has been a director of the Company since 1988. Mr. Gindi has served as the Chief Executive Officer of Notra Trading Inc., an import agent in the housewares and domestics industry, since 1983.

     Joel L. Gold has been a director of the Company since 1991. Mr. Gold currently serves as Executive Vice President of Berry Shino Securities. Mr. Gold has served as Senior Managing Director of Inter Bank Capital Group LLC, an investment bank, since September 1997. Mr. Gold has been employed as an investment banker at other investment banks: L.T. Lawrence & Co. from March 1996 through September 1997, Fector Detwiler from April 1995 through March 1996 and Furman Selz Incorporated from January 1992 through April 1995. Mr. Gold is also a director of BCAM International Life Medical Sciences and Sterling Vision.

     J. David Hakman has been a director of the Company since 1993. Mr. Hakman owns Hakman Capital Corp., an investment and merchant banking concern, a subsidiary of which is a member of the National Association of Securities Dealers, Inc. Mr. Hakman is also a director of Hanover Direct, Inc., a direct marketing business.

     Kent M. Klineman, an attorney and private investor, has been a director of the Company since 1993. In addition to serving as a director of several closely held companies, Mr. Klineman is Chairman of Business Alliance Capital Corp. a closely held asset-based finance company, and a Manager of 1270 Capital LLC, the manager of UV Equities, LLC, a closely held investment fund.

     William J. Lloyd has been a director of the Company since May 2, 2000. Mr. Lloyd currently serves as co-chief executive of a new Hewlett Packard/Eastman Kodak joint venture formed to develop photo finishing solutions to offer retail customers a wide range of digital-imaging capabilities for both traditional photographic film and digital files. Previously, Mr. Lloyd held various management positions at Hewlett Packard from 1969 to 2000, most recently as Vice President, Chief Technology Officer for its Digital Media Solutions and Personal Appliances and Services.

                                 UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement dated _________, 2000, the underwriters named below, through the representatives Raymond James & Associates, Inc. and The Robinson-Humphrey Company, LLC, have severally agreed to purchase from us the respective number of shares of common stock set forth opposite their names below:

Underwriter:                           Number of Shares
------------                           ----------------
Raymond James & Associates, Inc.
The Robinson-Humphrey Company, LLC
 Total
                                      =================

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any significant negative change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent accountants. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered hereby if any of the shares are purchased.

     We have granted the underwriters the option, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of ___ shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover unfilled customer orders, if any, in connection with the sale of our common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to the underwriter's initial amount set forth in the table above.


     The following table summarizes the underwriting discounts and commissions to be paid by us to the underwriters for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                Aggregate        Aggregate
                               Per Share     Without Option     With Option
                              -----------   ----------------   ------------
Underwriting Discounts and
Commissions payable by us

     We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of ___ per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of ___ per share to certain other dealers. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We and our most senior executive officers and directors have agreed that for a period of 90 days after the date of this prospectus, we and they will not, without the prior written consent of Raymond James & Associates, Inc., directly or indirectly: offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer (subject to certain exceptions) any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, whether now owned or acquired after the date of this prospectus by any such person or with respect to which any such person acquires after the date of this prospectus the power of disposition, or file any registration statement under the Securities Act with respect to any of the foregoing, or enter into any swap or other agreement or any other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

     Until the offering of the shares of common stock is completed, applicable rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market, or otherwise.

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect thereof.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for us by Kronish Lieb Weiner & Hellman LLP, New York, New York. Certain members of the law firm of Kronish Lieb Weiner & Hellman LLP beneficially own, in the aggregate, 141,900 shares of Common Stock of Concord and an option to purchase 100,000 shares of such Common Stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Greenberg Traurig, P.A., Miami, Florida.


                                    EXPERTS

     Ernst & Young LLP, independent Certified Public Accountants, have audited our consolidated financial statements (including the schedule incorporated by reference) at July 3, 1999 and June 30, 1998, and for each of the three years in the period ended July 3, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                     CONCORD CAMERA CORP. AND SUBSIDIARIES

Report of Independent Certified Public Accountants ..................................   F-2

Consolidated Balance Sheets as of April 1, 2000 (Unaudited), July 3 1999 and June 30,
 1998 ...............................................................................   F-3

Consolidated Statements of Operations for the Nine Months Ended April 1, 2000
 (Unaudited), April 3, 1999 (Unaudited), and for the Years Ended July 3, 199 , June
 30, 1998 and June 30, 1997 .........................................................   F-4

Consolidated Statements of Stockholders' Equity for the Nine Months Ended April 1,
 2000 (Unaudited) and for the Years Ended July 3, 1999, June 30, 1998 and June 30,
 1997 ...............................................................................   F-5

Consolidated Statements of Cash Flows for the Nine Months Ended April 1, 2000 (Unau-
 dited) and April 3, 1999 (Unaudited) and for the Years Ended July 3, 1999, June 30,
 1998 and June 30, 1997 .............................................................   F-6

Notes to Consolidated Financial Statements ..........................................   F-7 to F-27

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors and Shareholders
Concord Camera Corp.



     We have audited the accompanying consolidated balance sheets of Concord Camera Corp. and subsidiaries as of July 3, 1999 and June 30, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards general accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord Camera Corp. and subsidiaries as of July 3, 1999 and June 30, 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 3, 1999, in conformity with accounting principles generally accepted in the United States.



                                                  Ernst & Young LLP


Miami, Florida
August 20, 1999, except for
Note 15 as to which the date is April 14, 2000

PART 1. FINANCIAL INFORMATION
Item 1. Financial Statements
Concord Camera Corp. Consolidated Balance Sheets




                                                                         April 1,          July 3,          June 30,
                                                                           2000              1999             1998
                                                                     ---------------   ---------------   --------------
                                                                       (Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents ........................................    $ 32,014,947      $ 30,706,761      $  7,119,699
Accounts receivable, net .........................................      19,134,289        18,272,329        19,961,534
Inventories, net .................................................      27,521,884        20,620,556        21,458,595
Prepaid expenses and other current assets ........................       3,177,677         2,404,400         3,238,129
                                                                      ------------      ------------      ------------
Total current assets .............................................      81,848,797        72,004,046        51,777,957
Plant and equipment, net .........................................      22,406,255        18,871,300        15,930,486
Goodwill, net ....................................................       3,752,155           291,764           727,633
Other assets .....................................................       4,659,654         5,480,342         3,645,703
                                                                      ------------      ------------      ------------
Total assets .....................................................    $112,666,861      $ 96,647,452      $ 72,081,779
                                                                      ============      ============      ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable .................................................    $ 17,095,257      $ 16,224,538      $ 14,213,757
Accrued expenses .................................................       8,138,638         4,985,789         4,418,604
Short term debt ..................................................       6,796,250         8,088,901        10,822,012
Current portion of long-term debt ................................              --         2,100,000            35,676
Current portion of obligations under capital leases ..............       1,660,722         2,073,492           870,173
Income taxes payable .............................................       1,810,549           896,142           379,662
Other current liabilities ........................................         557,045           188,058           224,781
                                                                      ------------      ------------      ------------
Total current liabilities ........................................      36,058,461        34,556,920        30,964,665
Deferred income taxes ............................................         795,055           792,358           689,169
Long-term debt, net of current portion ...........................      14,887,500        14,850,000         2,460,784
Obligations under capital leases, net of current portion .........       1,561,129         2,623,080         1,409,865
Other long-term liabilities ......................................       4,142,184         1,129,569           452,548
                                                                      ------------      ------------      ------------
Total liabilities ................................................      57,444,329        53,951,927        35,977,031
                                                                      ------------      ------------      ------------
Commitment and contingencies
Stockholders' Equity:
Common stock, no par value, 40,000,000 shares
 authorized; 23,657,234, 23,259,184 and 22,428,902
 shares issued as of April 1, 2000, July 3, 1999 and
 June 30, 1998, respectively .....................................      41,860,955        41,117,335        40,094,559
Paid in capital ..................................................       1,069,608         1,033,553           850,786
Retained earnings (accumulated deficit) ..........................      16,616,315         6,086,691        (1,622,215)
Notes receivable arising from common stock purchase
 agreements ......................................................        (187,208)       (2,163,542)       (2,765,463)
                                                                      ------------      ------------      ------------
                                                                        59,359,670        46,074,037        36,557,667
Less: treasury stock, at cost; 1,542,526, 1,351,726 and
 127,106 shares as of April 1, 2000, July 3, 1999 and
 June 30, 1998 respectively ......................................      (4,137,138)       (3,378,512)         (452,919)
                                                                      ------------      ------------      ------------
Total stockholders' equity .......................................      55,222,532        42,695,525        36,104,748
                                                                      ------------      ------------      ------------
Total liabilities and stockholders' equity .......................    $112,666,861      $ 96,647,452      $ 72,081,779
                                                                      ============      ============      ============

          See accompanying notes to consolidated financial statements.

Concord Camera Corp.
Consolidated Statements of Operations




                                            For the nine months ended                        Year ended
                                         -------------------------------  ------------------------------------------------
                                             April 1,        April 3,         July 3,          June 30,        June 30,
                                               2000            1999             1999             1998            1997
                                         ---------------  --------------  ---------------  ---------------  --------------
                                                   (Unaudited)
Net sales .............................   $118,477,347     $83,605,175     $118,418,074     $102,663,451     $65,747,433
Cost of products sold .................     86,388,923      62,713,625       86,664,126       74,771,683      48,722,416
                                          ------------     -----------     ------------     ------------     -----------
Gross profit ..........................     32,088,424      20,891,550       31,753,948       27,891,768      17,025,017
Selling expenses ......................      7,819,386       6,046,959        7,922,140        9,233,781       6,949,600
General and administrative
 expenses .............................     11,073,944       7,162,383       12,215,870       10,989,461       9,448,299
Interest expense ......................      2,525,206       2,592,477        3,454,717        1,668,233       1,465,169
Other income, net .....................       (775,398)       (255,866)        (440,872)        (516,694)       (122,513)
                                          ------------     -----------     ------------     ------------     -----------
Income (loss) before income taxes           11,445,286       5,345,597        8,602,093        6,516,987        (715,538)
Provision for income taxes ............        915,662         409,142          893,187          503,548         117,124
                                          ------------     -----------     ------------     ------------     -----------
Net income (loss) .....................   $ 10,529,624     $ 4,936,455     $  7,708,906     $  6,013,439     $  (832,662)
                                          ============     ===========     ============     ============     ===========
Basic earnings (loss) per shares ......   $       0.48     $      0.22     $       0.35     $       0.27     $     (0.04)
                                          ============     ===========     ============     ============     ===========
Diluted earnings (loss) per share .....   $       0.43     $      0.21     $       0.33     $       0.26     $     (0.04)
                                          ============     ===========     ============     ============     ===========
Weighted average common shares
 outstanding -- Basic .................     21,921,176      21,980,790       21,980,790       21,877,868      21,760,946
                                          ============     ===========     ============     ============     ===========
Weighted average common shares
 outstanding--Diluted .................     24,281,402      23,670,842       23,158,246       23,107,964      21,760,946
                                          ============     ===========     ============     ============     ===========

          See accompanying notes to consolidated financial statements.

Concord Camera Corp.
Consolidated Statements of Stockholders' Equity




                                          Common stock
                                 -------------------------------     Paid in
                                  Issued shares    Stated Value      capital
                                 ---------------  --------------  -------------
Balance as of June 30,
 1996 .........................     21,888,052     $39,361,893     $  850,786
Interest on notes
 receivable arising from
 common stock
 purchase agreements ..........             --              --             --
Net (loss) ....................             --              --             --
                                    ----------     -----------     ----------
Balance as of June 30,
 1997 .........................     21,888,052      39,361,893        850,786
Exercise of stock options              540,850         732,666             --
Interest on notes
 receivable arising from
 common stock
 purchase agreements ..........             --              --             --
Net income ....................             --              --             --
                                    ----------     -----------     ----------
Balance as of June 30,
 1998 .........................     22,428,902      40,094,559        850,786
Exercise of stock options              830,282       1,022,776             --
Interest on notes
 receivable arising from
 common stock
 purchase agreements ..........             --              --             --
Officers notes forgiven
 on stock purchases ...........             --              --             --
Purchase of treasury
 stock, at cost ...............             --              --             --
Compensation expense
 on stock options .............             --              --        182,767
Net income ....................             --              --             --
                                    ----------     -----------     ----------
Balance as of July 3,
 1999 .........................     23,259,184      41,117,335      1,033,553
Exercise of stock options
(Unaudited)....................        398,050         743,620         36,055
Interest on notes
 receivable arising from
 common stock purchase
 agreements (Unaudited)........
Officers notes forgiven
 on stock purchases (Unaudited)
Purchase of treasury
 stock, at cost (Unaudited)....
Collection of notes
 receivable arising from
 common stock purchase
 agreements (Unaudited)........
Net income (Unaudited).........
Balance as of April 1,
 2000 (Unaudited)..............     23,657,234     $41,860,955     $1,069,608
                                    ==========     ===========     ==========

                                                         Notes
                                                      receivable
                                     Retained        arising from
                                     earnings        common stock          Treasury stock
                                   (accumulated        purchase      ------------------------------
                                     (deficit)        agreements        Shares           Cost             Total
                                 ----------------  ----------------  ------------  ----------------  --------------
Balance as of June 30,
 1996 .........................    $ (6,802,992)     $ (2,479,083)      127,106      $   (452,919)    $ 30,477,685
Interest on notes
 receivable arising from
 common stock
 purchase agreements ..........              --          (143,190)           --                --         (143,190)
Net (loss) ....................        (832,662)               --            --                --         (832,662)
                                   ------------      ------------       -------      ------------     ------------
Balance as of June 30,
 1997 .........................      (7,635,654)       (2,622,273)      127,106          (452,919)      29,501,833
Exercise of stock options                    --                --            --                --          732,666
Interest on notes
 receivable arising from
 common stock
 purchase agreements ..........              --          (143,190)           --                --         (143,190)
Net income ....................       6,013,439                --            --                --        6,013,439
                                   ------------      ------------       -------      ------------     ------------
Balance as of June 30,
 1998 .........................      (1,622,215)       (2,765,463)      127,106          (452,919)      36,104,748
Exercise of stock options                    --                --            --                --        1,022,776
Interest on notes
 receivable arising from
 common stock purchase
 agreements (Unaudited)........              --          (142,400)           --                --         (142,400)
Officers notes forgiven
 on stock purchases ...........              --           744,321            --                --          744,321
Purchase of treasury
 stock, at cost ...............              --                --     1,224,620        (2,925,593)      (2,925,593)
Compensation expense
 on stock options .............              --                --            --                --          182,767
Net income ....................       7,708,906                --            --                --        7,708,906
                                   ------------      ------------     ---------      ------------     ------------
Balance as of July 3,
 1999 .........................       6,086,691        (2,163,542)    1,351,726        (3,378,512)      42,695,525
Exercise of stock options
 (Unaudited)...................                                                                            779,675
Interest on notes
 receivable arising from
 common stock purchase
 agreements (Unaudited)........                           (90,245)                                         (90,245)
Officers notes forgiven
 on stock purchases ...........                           686,283                                          686,283
Purchase of treasury
 stock, at cost (Unaudited)....                                         190,800          (758,626)        (758,626)
Collection of notes
 receivable arising from
 common stock purchase
 agreements (Unaudited)........                         1,380,296                                        1,380,296
Net income (Unaudited).........      10,529,624                                                         10,529,624
                                   ------------      ------------     ---------      ------------     ------------
Balance as of April 1,
 2000 (Unaudited)..............    $ 16,616,315      $   (187,208)    1,542,526      $ (4,137,138)    $ 55,222,532
                                   ============      ============     =========      ============     ============

          See accompanying notes to consolidated financial statements.

Concord Camera Corp.
Consolidated Statements of Cash Flows




                                                        For the nine months ended
                                                     -------------------------------
                                                        April 1,         April 1,
                                                          2000             1999
                                                     --------------  ---------------
                                                               (Unaudited)
Cash flows from operating activities:
Net income (loss) .................................   $ 10,529,606    $  4,936,455
Adjustments to reconcile net income (loss) to
 net cash provided by operating activities:
Depreciation and amortization .....................      2,837,508       3,130,917
Amortization of deferred financing costs ..........        100,062              --
Officers notes forgiven on stock purchases ........        686,283              --
Compensation expense on stock options .............             --         182,767
Interest income on notes receivable arising
 from common stock purchase agreements ............        (90,245)       (108.668)
Changes in operating assets and liabilities:
Accounts receivable ...............................       (861,960)      6,314,246
Inventories .......................................     (6,901,328)      1,407,814
Prepaid expenses and other current assets .........       (773,276)       (591,241)
Other assets ......................................     (2,737,190)     (1,819,258)
Accounts payable ..................................        870,719      (3,026,856)
Accrued expenses ..................................      3,152,849       1,014,777
Income taxes payable ..............................        914,407         405,332
Other current liabilities .........................        368,987         104,585
Deferred income taxes .............................          2,697              --
Other long-term liabilities .......................      2,975,779              --
                                                      ------------    ------------
Net cash provided by operating activities .........     11,074,898      11,950,870
                                                      ------------    ------------
Cash flows from investing activities:
Purchase of plant and equipment ...................     (6,360,444)     (4,987,182)
                                                      ------------    ------------
Net cash used in investing activities .............     (6,360,444)     (4,987,182)
                                                      ------------    ------------
Cash flows from financing activities:
Net borrowings (repayments) under short-term
 debt agreements ..................................     (1,292,651)     (3,382,650)
Net borrowings (repayments) of long-term debt           (2,025,664)     12,353,540
Proceeds from issuance of senior notes, net .......             --              --
Net borrowings (repayments) under capital
 lease obligations ................................     (1,474,722)      1,917,177
Purchase of treasury stock, at cost ...............       (758,626)     (1,890,289)
Net proceeds from notes receivable arising
 from common stock purchase agreements ............      1,437,830              --
Net proceeds from issuance of common stock
 options ..........................................        707,565         240,628
                                                      ------------    ------------
Net cash provided by (used in) financing
 activities .......................................     (3,406,268)      9,238,406
                                                      ------------    ------------
Net increase in cash and cash equivalents .........      1,308,186      16,202,094
Cash and cash equivalents at beginning of
 year .............................................     30,706,761       7,119,699
                                                      ------------    ------------
Cash and cash equivalents at end of year ..........   $ 32,014,947    $ 23,321,793
                                                      ============    ============
Supplemental disclosures of cash flow
 information:
Cash paid for interest ............................   $  2,143,000    $  2,263,000
                                                      ============    ============
Cash paid for taxes ...............................   $    178,000    $     20,000
                                                      ============    ============

                                                                         Year Ended
                                                     --------------------------------------------------
                                                         July 3,          June 30,          June 30,
                                                           1999             1998              1997
                                                     ---------------  ----------------  ---------------
Cash flows from operating activities:
Net income (loss) .................................   $  7,708,906     $    6,013,439    $    (832,662)
Adjustments to reconcile net income (loss) to
 net cash provided by operating activities:
Depreciation and amortization .....................      4,111,148          3,316,328        3,151,144
Amortization of deferred financing costs ..........        122,298                 --               --
Officers notes forgiven on stock purchases ........        744,321                 --               --
Compensation expense on stock options .............        182,767                 --               --
Interest income on notes receivable arising
 from common stock purchase agreements ............       (142,400)          (143,190)        (143,190)
Changes in operating assets and liabilities:
Accounts receivable ...............................      1,689,205        (10,094,572)      (2,316,554)
Inventories .......................................        838,039         (5,706,193)       1,739,213
Prepaid expenses and other current assets .........        833,729           (146,460)        (555,245)
Other assets ......................................     (2,256,699)           (81,985)        (610,414)
Accounts payable ..................................      2,010,781          5,548,135        2,665,294
Accrued expenses ..................................        567,185          2,186,315           59,426
Income taxes payable ..............................        516,481            376,831          (76,219)
Other current liabilities .........................        (36,723)           (89,184)        (347,770)
Deferred income taxes .............................        103,189            116,677          129,603
Other long-term liabilities .......................        527,021           (150,001)         (64,242)
                                                      ------------     --------------    -------------
Net cash provided by operating activities .........     17,519,248          1,146,140        2,798,384
                                                      ------------     --------------    -------------
Cash flows from investing activities:
Purchase of plant and equipment ...................     (6,166,331)        (4,458,775)      (3,188,424)
                                                      ------------     --------------    -------------
Net cash used in investing activities .............     (6,166,331)        (4,458,775)      (3,188,424)
                                                      ------------     --------------    -------------
Cash flows from financing activities:
Net borrowings (repayments) under short-term
 debt agreements ..................................     (2,733,111)         2,845,697        1,607,343
Net borrowings (repayments) of long-term debt             (396,460)         2,066,541          (30,222)
Proceeds from issuance of senior notes, net .......     14,850,000                 --               --
Net borrowings (repayments) under capital
 lease obligations ................................      2,416,533           (510,390)        (886,031)
Purchase of treasury stock, at cost ...............     (2,925,593)                --               --
Net proceeds from notes receivable arising
 from common stock purchase agreements ............             --                 --               --
Net proceeds from issuance of common stock
 options ..........................................      1,022,776            732,666               --
                                                      ------------     --------------    -------------
Net cash provided by (used in) financing
 activities .......................................     12,234,145          5,134,514          691,090
                                                      ------------     --------------    -------------
Net increase in cash and cash equivalents .........     23,587,062          1,821,879          301,050
Cash and cash equivalents at beginning of
 year .............................................      7,119,699          5,297,820        4,996,770
                                                      ------------     --------------    -------------
Cash and cash equivalents at end of year ..........   $ 30,706,761     $    7,119,699    $   5,297,820
                                                      ============     ==============    =============
Supplemental disclosures of cash flow
 information:
Cash paid for interest ............................   $  3,048,000     $    1,299,000    $   1,067,000
                                                      ============     ==============    =============
Cash paid for taxes ...............................   $     15,000     $      120,000    $     146,000
                                                      ============     ==============    =============

          See accompanying notes to consolidated financial statements.

                              CONCORD CAMERA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 1 -- BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Concord Camera Corp. ("Concord") and its wholly-owned subsidiaries, Concord Camera HK Limited ("Concord HK") a Hong Kong corporation, Concord Camera GmbH ("Concord GmbH"), Concord Camera (Europe) Ltd. (formerly Concord Camera UK Ltd) ("Concord UK"), Concord-Keystone Sales Corporation ("Concord Keystone"), Concord Holding Corp. ("Concord Holding"), Concord Camera Illinois Corp. ("Concord Canada"), Concord Camera (Panama) Corp. ("Concord Panama"), Concord Camera (Hungary) ("Concord Hungary") and Concord Camera France S.A.R.L. ("Concord France") (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated.

     The Company terminated the operations of Concord Camera Canada Corp., Concord Hungary and Concord Panama during June 1995, December 1995 and March 1997, respectively, as part of its plan to consolidate its worldwide operations and focus more closely on its core business. The Company will continue to service customers throughout Canada, Hungary and Latin America through Concord Canada, Concord UK and Concord Keystone, respectively.

     The accompanying unaudited condensed consolidated financial statements for the nine months ended April 1, 2000 and April 3, 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended April 1, 2000 are not necessarily indicative of the results that may be expected for the year ending July 1, 2000.

Nature of Business

     The Company is engaged in the design, manufacture, marketing and worldwide distribution of cameras and related accessories. Substantially all of the Company's products are assembled in the People's Republic of China ("PRC"). As a result, the Company's operations could be adversely affected by political instability in the PRC. Consolidated sales to the Company's three largest customers in Fiscal 1999 and 1998 amounted to approximately $68,105,000 (57.5%) and $ 56,592,000 (55.1%), respectively. Consolidated sales to the Company's two largest customers in Fiscal 1997 amounted to approximately $26,585,000 (40.4%). The Company believes that the loss of such customers would have a material effect on the Company and its subsidiaries taken as a whole. No other customer accounted for 10% or more of consolidated sales during the years ended July 3, 1999, and June 30, 1998 and 1997.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

     Inventories, which consist mostly of raw materials, are stated at the lower of cost or market and are determined on a first-in, first-out basis.

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 1 -- BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
          -- (Continued)

   Inventories are comprised of the following:

                                                         July 3,         June 30,
                                                          1999             1998
                                                     --------------   --------------
Raw material and components ......................    $ 15,605,934     $ 14,291,849
Finished goods ...................................       6,389,998        8,821,721
                                                      ------------     ------------
                                                        21,995,932       23,113,570
                                                      ------------     ------------
Less: Reserve for inventory obsolescence .........      (1,375,376)      (1,654,975)
                                                      ------------     ------------
                                                      $ 20,620,556     $ 21,458,595
                                                      ============     ============

Plant and Equipment

     Plant and equipment are stated at cost. Depreciation is computed by use of the straight-line method over the estimated useful lives of the respective assets which range from two to forty years. Small tools and accessories used in production in the PRC are charged to operations when purchased. Leasehold costs and improvements are amortized over their estimated useful lives on the remaining life of the lease, whichever is shorter. Amortization of assets recorded under capital leases is included in depreciation and amortization expense.

Intangible Assets

     Cost in excess of net assets acquired (goodwill) was being amortized on a straight-line basis over its estimated life of fifteen years. The carrying value of goodwill is reviewed by the Company's management if the facts and circumstances suggest that it may be impaired. If this review indicates that these costs will not be recoverable, as determined based on the expected undiscounted cash flows of the entity to which the goodwill is associated over the remaining amortization period, the carrying value of goodwill would be reduced by the estimated shortfall of cash flows. During the year ended June 30, 1997, the Company revised the estimated life of certain goodwill to three remaining years and is amortizing the balance of this goodwill over this period. Accumulated amortization at July 3, 1999 and June 30, 1998 for such intangible asset is approximately $2,262,000 and $1,826,000, respectively.

Impairment of Long-Lived Assets

     In accordance with the Financial Accounting Standards Board SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" the Company records impairment losses when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. No impairment indicators were noted for the years ended July 3, 1999, June 30, 1998 and 1997.

Other Assets

     Other assets include trademarks, patents, licensing fees, deposits, capitalized costs and non-current receivables. Trademarks, patents, licensing fees and capitalized costs are amortized on a straight-line basis over their estimated useful lives.

Revenue Recognition

     Revenues are recorded when the product is shipped to a customer net of appropriate reserves for returns.

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 1 -- BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
          -- (Continued)

Advertising

     Advertising costs are expensed as incurred and included in selling expenses. Advertising allowances and other discounts totaled approximately $464,000, $793,000, and $876,000 for the years ended July 3, 1999, June 30,
1998 and 1997, respectively.

Foreign Currency Remeasurement

     The Company operates on a worldwide basis and its results may be adversely or positively affected by fluctuations of various foreign currencies against the U.S. Dollar, specifically, the Canadian Dollar, German Mark, British Pound Sterling, French Franc and Japanese Yen. Each of the Company's foreign subsidiaries purchases its inventories in U.S. Dollars and sells them in local currency, thereby creating an exposure to fluctuations in foreign currency exchange rates. Certain components needed to manufacture cameras are priced in Japanese Yen. The translation from the applicable currencies to U.S. Dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. At July 3, 1999, included in other assets and other current assets are amounts receivable from a Chinese company of approximately $369,000 denominated in Chinese Renminbi. Cumulative translation adjustments are not material. Gains or losses resulting from foreign currency transactions are included in "Other (income) expense, net" in the Consolidated Statements of Operations. For the years ended July 3, 1999, June 30, 1998 and 1997, consolidated other (income) expense, net includes approximately ($294,000), ($22,000) and $192,000, respectively, of net foreign currency (gains) losses from remeasurement.

Forward Exchange Contracts

     During the years ended July 3, 1999, June 30, 1998 and 1997, the Company's hedging activities were immaterial and as of July 3, 1999 there were no forward exchange contracts outstanding. The Company continues to analyze the benefits and costs associated with hedging against foreign currency fluctuations.

Income Taxes

     Deferred income tax assets and liabilities are determined based on the difference between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Earnings Per Share

     In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share". SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. All applicable earnings per share amounts have been presented to conform to the SFAS 128 requirements. There was no difference between basic and diluted EPS calculation for Fiscal 1997. See Note 15.

Stock Based Compensation

     As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" , the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock-based transactions and has complied with

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 1 -- BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
          -- (Continued)

the disclosure requirement of SFAS No. 123. Under APB 25, compensation expense is calculated at the time of option grant based upon the difference between the exercise price of the option and the fair market value of the Company's common stock at the date of grant recognized over the vesting period.

Business Segments

     Pursuant to SFAS No. 131, "Disclosure About Segments of a Business Enterprise and Related Information", the Company is required to report segment information. As the Company only operates in one business segment, no additional reporting is required.


Reclassifications

     Certain amounts in prior years have been reclassified to conform to the current year presentation.


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards

     In fiscal year 1999, the SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for fiscal quarters of fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. The Company plans to adopt SFAS No. 133 in the Fiscal Year 2000 and is currently assessing the impact this statement will have on its consolidated financial statements.

     Management believes that the impact of SFAS No. 133 will not be significant to the Company.

NOTE 2 -- ACCOUNTS RECEIVABLE:

     Accounts receivable consist of the following:

                                                                                 July 3,         June 30,
                                                                                  1999             1998
                                                                             --------------   --------------
Trade accounts receivable ................................................    $18,672,034      $20,524,657
Less: Allowances for doubtful accounts, discounts and allowances .........       (399,705)        (563,123)
                                                                              -----------      -----------
                                                                              $18,272,329      $19,961,534
                                                                              ===========      ===========

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 3 -- PLANT AND EQUIPMENT:

     Plant and equipment consist of the following:

                                                                 July 3,           June 30,
                                                                  1999               1998
                                                            ----------------   ----------------
Building and building under capital lease ...............    $   7,451,114      $   6,061,376
Equipment and equipment under capital lease .............       21,647,213         18,979,857
Office furniture and equipment ..........................        6,164,743          4,471,283
Automobiles .............................................          256,623            237,467
Leasehold improvements ..................................        1,854,971          1,072,622
                                                             -------------      -------------
                                                                37,374,664         30,822,605
Less: Accumulated depreciation and amortization .........      (18,503,364)       (14,892,119)
                                                             -------------      -------------
                                                             $  18,871,300      $  15,930,486
                                                             =============      =============

NOTE 4 -- SHORT-TERM DEBT:

     Short term debt is comprised of the following:

                                                                 July 3,         June 30,
                                                                   1999            1998
                                                              -------------   -------------
Non-notification factoring with recourse facility .........    $6,584,901     $ 7,396,012
U.S. credit facility ......................................            --         687,000
Hong Kong credit facility .................................     1,504,000       2,128,000
Canadian working capital facility .........................            --         611,000
                                                               ----------     -----------
                                                               $8,088,901     $10,822,012
                                                               ==========     ===========

Non-Notification Factoring Facility with Recourse Facility

     During the last quarter of Fiscal 1998, Concord HK consummated a $10,000,000 Non-Notification Factoring with Recourse Facility (the "Factoring Facility") that is guaranteed by the Company. The Factoring Facility is secured by certain accounts receivables of the Company's Hong Kong operations and bears interest at 1.5% above the prime lending rate. During the last quarter of Fiscal 1999, $2,000,000 of the factoring facility was converted into two $1,000,000 equipment leasing facilities with terms of three and four years each. Availability under the factoring facility is subject to advance formulas based on eligible accounts receivable with no minimum borrowings. At July 3, 1999, approximately $6,585,000, and $1,050,000 was outstanding and classified as short-term debt and capital lease obligations, respectively. Availability under the factoring facility amounted to $1,415,000 and $2,604,000 at July 3, 1999 and June 30, 1998, respectively,

U.S. Credit Facility

     The Company had a $4,500,000 credit facility (the "U.S. Credit Facility") which expired on May 31, 1999, was secured by accounts receivable, inventory and other related assets of the Company's United States operations and bore interest at 1.5% above prime lending rate, which was 8.5% at June 30, 1998. Availability was subject to advance formulas based on eligible inventory and accounts receivable with interest calculated on borrowing of $1,500,000. At June 30, 1998, approximately $687,000 was outstanding and classified as short-term debt under the U.S. Credit Facility. On May 31, 1999, all borrowings under the U.S. Credit Facility were repaid by the Company.

Hong Kong Credit Facility

     Concord HK had a credit facility (the "HK Facility") that provided Concord HK with up to $6,900,000 of financing as follows: letters of credit and standby letters of credit of up to $2,825,000, overdraft and

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 4 -- SHORT-TERM DEBT:  -- (Continued)

packing loans of up to $3,600,000 and an installment loan of $475,000. The installment loan was utilized in part to repay the outstanding mortgage obligation on the Hong Kong office property . As of June 30, 1998, approximately $3,480,000 was utilized and approximately $2,945,000 was available under the HK Facility. Approximately $2,128,000 of the total $3,480,000 utilized was in the form of trade finance, including but not limited to import letters of credit. The HK Facility, which is payable on demand, bears interest at 2% above prime lending rate for letters of credit and 2.25% above prime lending rate for overdraft and packing loans. At June 30, 1998, the prime lending rate was 10%. In connection with the HK Facility, Concord HK has placed a $1,252,000 time deposit with the lender which is included in prepaid and other current assets at June 30, 1998 and such deposit is pledged as collateral for the HK Facility. In addition, all amounts outstanding under the HK Facility are guaranteed by Concord.

     In April 1999, Concord HK paid off the HK Facility and entered into a new facility with another lender that provides Concord HK with up to $2,700,000 of financing as follows: letters of credit of up to $1,800,000, and packing loans of up to $900,000. As of July 3, 1999, approximately $1,504,000 was utilized under the facility. The facility, which is payable on demand, bears interest at 2% above the prime lending rate, which was 8.5% at July 3, 1999. The Company guarantees all amounts outstanding under the facility.

Canadian Working Capital Facility

     On November 25, 1996, the Company obtained a $1,090,000 working capital facility (the "Canadian Facility") with a Canadian bank which is secured by accounts receivable, inventory and other related assets of the Company's Canadian operations and bears interest at 1% above the Canadian prime lending rate, which was 5.5% at June 30, 1998. Availability under the Canadian Facility is subject to advance formulas based on eligible accounts receivable and seasonable inventory eligibility with no minimum borrowings and is subject to monthly covenant requirements. At June 30, 1998, approximately $611,000 was outstanding and classified as short-term debt. Concord Canada did not meet the effective net worth covenant at June 30, 1998 as required under the Canadian Facility. On May 31, 1999, all borrowings under the Canadian Facility were repaid by the Company.

     The weighted average interest rate on the Company's short-term borrowings was approximately 11.7% and 11.2% at July 3, 1999 and June 30, 1998, respectively.

NOTE 5 -- LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                                           July 3,          June 30,
                                                                             1999             1998
                                                                       ---------------   --------------
Senior Notes - $15,000,000 @ 11% interest dated July 30, 1998 due
 2005 ..............................................................    $14,850,0000       $       --
Mortgage payable through July 9, 1999, monthly payments of interest only at 12.986%. Facility is secured by Company owned manufac-
 turing facilities in Boan County, Shenzhen Municipal, PRC .........       2,100,000        2,100,000
Mortgage payable through October 2005, monthly principal and inter-
 est (at 10.75% per annum) payments of $6,658. Outstanding balance
 is guaranteed by Concord ..........................................              --          396,460
                                                                        ------------       ----------
                                                                          16,950,000        2,496,460
Current portion of long-term debt ..................................      (2,100,000)         (35,676)
                                                                        ------------       ----------
Long-term debt .....................................................    $ 14,850,000       $2,460,784
                                                                        ============       ==========

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 5 -- LONG-TERM DEBT:  -- (Continued)

Senior Notes Payable

     On July 30, 1998, the Company consummated a private placement of $15 million of unsecured senior notes ("Senior Notes"). The notes bear interest at 11%, and the maturity date is July 15, 2005. Interest payments are due quarterly. At July 3, 1999, $14,850,000 was outstanding, net of original issue discount and classified as long-term debt.

     Upon a Change of Control as defined in the Senior Notes, the Company would be required to offer to repurchase the notes at a purchase price equal to 101% of the aggregate principal amount plus accrued and unpaid interest thereon.

     In addition, on or prior to July 16, 2000, the Company could redeem, at its option, up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of one or more Equity Offerings, as defined, at a redemption price equal to 107% of the principal amount thereof plus accrued and unpaid interest, provided that such redemption occurs within 60 days of the closing of any such Equity Offerings.

     The Senior Notes contain certain financial and operational covenants and customary events of default, including, among others, payment defaults and default in the performance of other covenants, breach of representations or warranties, cross-default to other indebtedness, certain bankruptcy or ERISA defaults, the entry of certain judgments against the Company or any subsidiary, and any security interest or guarantees that cease to be in effect.

NOTE 6 -- ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value because of their short duration to maturity.

     The carrying amounts of long-term debt approximate the fair value of the Company's long-term debt at July 3, 1999. The fair value of long-term debt is estimated based on the quoted market prices for the same issues or on current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of long-term debt and the bank borrowings under the various credit facilities approximated its carrying value. Because judgment is required in interpreting market data to develop estimates of fair value, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions or estimation methodologies may be material to the estimated fair value amounts.

NOTE 7 -- COMMON STOCK:

     The Company's Incentive Plan permits the Compensation Committee of the Company's Board of Directors to grant a variety of common stock awards and provides for a formula plan for annual grants to non-employee directors. The maximum number of shares of common stock available for awards under the Incentive Plan is 6,000,000. Upon the adoption of the Incentive Plan, the Company's 1988 Stock Option Plan was terminated except with respect to any unexercised options outstanding thereunder.

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 7 -- COMMON STOCK:  -- (Continued)

     Stock option activity is as follows:

                                        Number of Shares     Option price per share
                                       ------------------   -----------------------
Outstanding June 30, 1996 ..........        3,136,700           $1.07 - $4.50
 Canceled ..........................       (2,363,800)          $0.91 - $4.16
 Granted ...........................        1,972,000           $0.88 - $1.50
                                           ----------           -------------
Outstanding June 30, 1997 ..........        2,744,900           $0.88 - $4.50
                                           ==========           =============
 Canceled ..........................         (193,100)          $1.35 - $4.50
 Granted ...........................          441,026           $0.95 - $2.50
 Exercised .........................         (495,850)          $0.91 - $1.91
                                           ----------           -------------
Outstanding June 30, 1998 ..........        2,496,976           $0.88 - $4.50
                                           ==========           =============
 Canceled ..........................           (1,000)          $ 1.50
 Granted ...........................          157,000           $1.63 - $3.07
 Exercised .........................         (302,680)          $0.88 - $2.00
                                           ----------           -------------
Outstanding July 3, 1999 ...........        2,350,296           $0.88 - $3.07
                                           ==========           =============

     At July 3, 1999, 1,994,374 shares are available for future grants.

     For financial reporting purposes, 888,000 shares of Common Stock, which were issued in exchange for notes of $2,386,500 pursuant to the Company's Senior Management Common Stock Purchase Award Provisions forming a part of the Company's Incentive Plan, have been treated as outstanding since August 23, 1995 the date upon which commitments for the purchase of such shares were made by the purchasers. Definitive agreements and the related Notes for such purchases were executed on November 7, 1995, when the shares were issued. The purchase price was paid by a loan from the Company to the participating senior executives and evidenced by a full recourse promissory note secured by the common stock purchased by the obligors. The notes mature five years from the date of purchase and bear interest at 6%. Interest on this Note is payable in cash, except that so long as Obligor remains an employee of the Company or any subsidiary thereof or performs consulting activities for any thereof, Obligor may (i) apply the shares of the Company's Common Stock pledged to the Company as provided below in payment of interest by delivering to the Company a letter in form and substance reasonably satisfactory to the Company instructing it to apply the requisite number of such shares to the payment of such interest (whereupon the number of shares required for such payment shall be canceled), it being understood that for this purpose such shares shall be valued at the Fair Market Value (as defined below) thereof on the date on which such letter is so delivered to the Company, or (ii) deliver, as payment of interest, a secured promissory note dated the date of payment of interest in the principal amount of such interest payment and having substantially the same terms as this Note. Interest on this note may also be payable in any combination of cash, shares of the Company's Common Stock or a secured promissory note, all on the terms described in the preceding paragraph. Each senior management purchaser was granted a restricted stock award covering a number of shares equal to the number of shares purchased by such purchase. The restricted stock was to be issued based upon attainment of increase in shareholder value in accordance with the Incentive Plan. Pursuant to Amendments to each of the Purchase Agreements, dated February 28, 1997 (the "Amendments"), the Company was relieved of its obligation to issue any Restricted Shares. Instead, each participant received, as of December 22, 1996, options to purchase that number of shares of Common Stock (the "Option Shares") equal to the number of Purchased Shares purchased by such participant. The options vested as to 20% of the Option Shares covered thereby as of December 22, 1996 and the balance of the shares covered thereby began vesting December 31, 1996 in equal monthly installments over a four-year period during the term of employment or consultancy. The unvested portion became vested on August 19, 1998 when the average closing price of the Common Stock was at least

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 7 -- COMMON STOCK:  -- (Continued)

$5.00 (pre stock split) for 90 consecutive trading days. In April 1999, the Board of Directors of the Company approved a conditional release program (the "Release Program") whereby the Company agreed to forgive the indebtedness of the senior management holders of the Purchased Shares, of a total principal sum of $2,376,750 of indebtedness, together with interest, owing by the Releasees under the Notes. Under the Release Program, the Company agreed to forgive a certain portion of the total indebtedness of each Releasee under their respective Notes on each of May 1, 1999, and January 1 of 2000, 2001, 2002 and 2003. Concurrently with the forgiveness of each portion of indebtedness, the Company agreed to release a proportionate number of the Purchased Shares held by the Company as security for the indebtedness. The forgiveness of the indebtedness is conditioned upon each Releasee's continued employment with the Company. If the Releasee ceases to be an employee of the Company at any time prior to the full forgiveness of that Releasee's indebtedness, then all of the remaining indebtedness owing by that Releasee that has not yet been forgiven will be due and payable in accordance with the terms of that Releasee's Note.

     In Fiscal 1997, certain executives' option agreements were canceled and repriced as follows (the market price on the date of grant was either above or equal to the option price on the date of grant):

     Pursuant to his amended employment agreement, 450,000, 225,000 and 225,000 shares of the Company's common stock are subject to options which were granted to Ira B. Lampert, Chairman and Chief Executive Officer, at an exercise price of $1.00, $1.25 and $1.50 per share, respectively.

     Pursuant to terms of his employment agreement, 45,000, 22,500 and 22,500 shares of the Company's common stock are subject to options which were granted to Brian F. King, Vice President Corporate & Strategic Development, at an exercise price of $1.00, $1.25 and $1.50 per share, respectively.

     As of July 3, 1999, a total of 5,521,670 shares of Common Stock have been reserved for issuance.

     At the Board of Directors meeting of August 23, 1995, a Management Incentive Compensation Program was approved for the 1995 Fiscal Year and for subsequent periods. The Plan was enacted in order to foster increased efforts by senior executives on behalf of the Company by giving them a direct financial interest in the Company's performance and to encourage key employees to remain with the Company as well as to provide an incentive in the recruitment of senior management. The incentive pool is to be earned if the Company achieves certain return on equity goals. The goals are reviewable each year by the Board and may be amended. If the goals are achieved, an Inventive Fund is to be established of up to 10% of earnings after taxes and any unawarded portion of an Incentive Fund from previous years. Included in General and Administrative expenses in Fiscal 1999 is an accrual of $911,254 allocated to the Incentive Fund for Fiscal 1999 incentive compensation payments. An accrual of $703,526 was made in Fiscal 1998; no accrual was made in Fiscal 1997.

     The Company accounts for its stock option plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations, under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. On October 22, 1998, the Board of Directors approved the extension of the expiration date of certain option grants to non-employee directors to January 31, 2004. Compensation expense recognized by the Company related to this modification amounted to $182,767 for the year ended July 3, 1999.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock Issued to Employees", and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions for the three years ended July 3, 1999:

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 7 -- COMMON STOCK:  -- (Continued)

    Expected dividend yield 0% for all three periods. Expected life of the options within a range of 5 to 7.5 years. Risk free interest rates within a range of 4.6% to 6.2% and a volatility factor of the Company's common stock of .716, .747 and .612 for Fiscal 1999, 1998 and 1997, respectively.

    The Black-Scholes option valuation model was developed for us in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the management's option, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The Company has determined the weighted average fair value per share of options granted during Fiscal 1999, 1998 and 1997 to be $1.55, $1.90 and $0.69, respectively.

     For the purposes of pro forma disclosures, the estimated fair value of the equity awards is amortized to expense over the options vesting period. The Company's pro forma information is as follows:

                                               1999              1998              1997
                                         ---------------   ---------------   ----------------
Pro forma net income (loss) ..........     $ 7,328,297       $ 5,593,640       ($ 1,224,154)
                                           ===========       ===========        ===========
Pro forma basic net income (loss)
 per share ...........................     $       .33       $       .26       ($       .06)
                                           ===========       ===========        ===========
Pro forma diluted net income per
 share ...............................     $       .32       $       .24       ($       .06)
                                           ===========       ===========        ===========

NOTE 8 -- INCOME TAXES:

     For financial reporting purposes, pre-tax income (loss) consists of the following:



                             July 3,      June 30,      June 30,
                              1999          1998          1997
                          ------------   ----------   -----------
                                        (in 000's)
United States .........     $ (1,470)      $1,401      $    532
Foreign ...............       10,072        5,116        (1,248)
                            --------       ------      --------
                            $  8,602       $6,517      $   (716)
                            ========       ======      ========

     The provision for income taxes, principally related to foreign operations, is comprised of the following:

                       July 3,      June 30,       June 30,
                         1999         1998           1997
                     -----------   ----------   -------------
Current ..........    $733,656      $386,871      ($ 12,479)
Deferred .........     159,531       116,677        129,603
                      --------      --------       --------
                      $893,187      $503,548       $117,124
                      ========      ========       ========

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 8 -- INCOME TAXES:  -- (Continued)

     Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and
(b) operating loss carryforwards. The tax effects of significant items comprising the Company's net deferred tax liability as of July 3, 1999 are as follows:

                                              Domestic
                                              Federal           State         Foreign          Total
                                          ---------------   -------------   -----------   ---------------
Deferred Tax Liabilities:
Difference between book and tax
 basis of property ....................    $         --      $       --      $820,302      $    820,302
Other deferred liabilities ............              --              --        28,398            28,398
                                           ------------      ----------      --------      ------------
Total deferred liabilities ............              --              --       848,700           848,700
Deferred Tax Assets:
Operating loss carryforwards ..........       3,699,694          74,124            --         3,773,818
Reserves not currently deductible .....         147,715          25,807            --           173,522
Difference between book and tax
 basis of foreign subsidiaries ........         979,096          32,085            --         1,011,181
Depreciation ..........................         143,096          15,055            --           158,151
Compensation accruals .................         448,089          78,284            --           526,373
Foreign taxes .........................          (1,475)           (258)           --            (1,733)
Difference between book and tax
 basis of property ....................          95,092          16,613            --           111,705
Tax credits ...........................          45,369              --            --            45,369
Contributions carryover ...............          28,376           6,467            --            34,843
Other deferred tax assets .............         162,525          28,394            --           190,919
                                           ------------      ----------      --------      ------------
Total deferred tax assets .............       5,747,577         276,571            --         6,024,148
Valuation allowance ...................      (5,747,577)       (276,571)           --        (6,024,148)
                                           ------------      ----------      --------      ------------
Net deferred tax liability ............    $         --      $       --      $848,700      $    848,700
                                           ============      ==========      ========      ============

     The effects of significant items comprising the Company's deferred tax liability as of June 30, 1998 are as follows:

                                                                     Domestic        Foreign          Total
                                                                 ---------------   -----------   ---------------
Difference between book and tax basis of property ............    $         --      $661,607      $    661,607
Other deferred liabilities ...................................              --        27,562            27,562
                                                                  ------------      --------      ------------
Total deferred tax liabilities ...............................    $         --      $689,169      $    689,169
                                                                  ============      ========      ============
Deferred Tax Assets:
Operating loss carryforwards .................................    $  4,763,345            --      $  4,763,345
Reserves not currently deductible ............................         312,407            --           312,407
Difference between book and tax basis for foreign sub-
 sidiaries ...................................................         345,436            --           345,436
Difference between book and tax basis of property ............         117,222            --           117,222
Tax credits ..................................................          45,369            --            45,369
Contributions carryover ......................................          33,907            --            33,907
Other deferred tax assets ....................................         129,068            --           129,068
                                                                  ------------      --------      ------------
Total deferred tax assets ....................................       5,746,754            --         5,746,754
Valuation allowance ..........................................      (5,746,754)           --        (5,746,754)
                                                                  ------------      --------      ------------
Total deferred tax assets after valuation allowance ..........    $         --      $     --      $         --
                                                                  ============      ========      ============
Net deferred tax liability ...................................    $         --      $689,169      $    689,169
                                                                  ============      ========      ============

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

     NOTE 8 -- INCOME TAXES:  -- (Continued)

     In May 1992, the Hong Kong Inland Revenue Department notified Concord HK that its annual tax rate commencing July 1, 1992 will be 8.75%. The Company currently does not pay taxes or import/export duties in the PRC, but there can be no assurance that the Company will not be required to pay such taxes or duties in the future. Hong Kong is taxed separately from the PRC.

     The Company has never paid any income or turnover tax to the PRC on account of its business activities in the PRC. Existing PRC statutes can be construed as providing for a minimum of 10% to 15% income tax and a 3% turnover tax on the Company's business activities; however, the PRC has never attempted to enforce those statutes. The Company has been advised that the PRC's State Tax Bureau is reviewing the applicability of those statutes to processing activities of the type engaged in by the Company, but it has not yet announced any final decisions as to the taxability of those activities. After consultation with its tax advisors, the Company does not believe that any tax exposure it may have on account of its operations in the PRC will be material to its financial condition.

     The Company does not provide U.S. federal income taxes on undistributed earnings of its foreign subsidiaries as it intends to permanently reinvest such earnings. Undistributed earnings of its foreign subsidiaries approximated $27.4 million as of July 3, 1999. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings. Upon eventual remittance, no withholding taxes will be payable. As of July 3, 1999, Concord had net operating loss carryforwards for U.S. tax purposes of approximately $12,262,000, which expire as follows: $5,700,000 in 2008, $2,770,000 in 2009, $3,481,000 in 2010, and $311,000 in 2011. Losses for state tax purposes began to expire in 1997.

     The realization of the deferred tax assets relate directly to the Company's ability to generate taxable income for U.S. federal and state tax purposes. Management is not able to conclude that realization of these deferred tax assets is more likely than not as a result of the Company's earnings history. Reductions to the valuation allowance will be recorded when, in the opinion of management, the Company's ability to generate taxable income is more certain.

     A reconciliation of income tax expense computed at the statutory U.S. federal rate to the actual provision for income taxes is as follows:

                                                              July 3,           June 30,         June 30,
                                                                1999              1998             1997
                                                          ---------------   ---------------   --------------
Computed tax (benefits) at statutory U.S. federal tax
 rates ................................................    $  2,614,886      $  2,215,776       ($ 243,283)
Utilization of operating loss carryforward ............              --          (476,180)        (217,592)
Earnings of foreign subsidiaries subject to a different
 tax rate .............................................      (2,894,376)       (1,754,284)        (306,705)
Refund of prior years' income taxes paid by foreign
 subsidiary ...........................................              --           (58,733)              --
U.S. federal minimum tax ..............................              --            68,798               --
Losses producing no current tax benefit ...............       1,059,900           554,473          834,171
State income tax, net of federal benefit ..............          30,000                --               --
Other .................................................          82,777           (46,302)          50,532
                                                           ------------      ------------        ---------
                                                           $    893,187      $    503,548        $ 117,123
                                                           ============      ============        =========

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 9 -- PRODUCT DEVELOPMENT:

     The Company's products are created, designed and engineered principally by its own engineers in Hong Kong. The Company expended approximately $4,815,000, $3,963,000, and $3,130,000 during the years ended July 3, 1999, June 30, 1998 and 1997, respectively, for product design and development associated mostly with the new Advanced Photo System single use and traditional cameras, single use instant and instant manual cameras, as well as new 35mm single use cameras.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES:

United States Offices and Warehouses

     The Company's principal offices are located in a 10,100 square foot facility, including a 2,900 square foot design center at 4000 Hollywood Blvd., Hollywood, Florida. The Company's domestic warehouse is located in a 13,700 square foot facility in Fort Lauderdale, Florida. The Company's leases for these facilities provide for rent of approximately $13,300 and $6,900 per month, respectively, with annual increases of 4% and 3% respectively, and expire January 4, 2009.

Hong Kong

     The Company owns one floor and leases four floors constituting approximately 33,000 square feet of warehouse and business space at Fortei Building, 98 Texaco Road, Tsuen Wan, New Territories, Hong Kong at a cost of approximately $22,300 per month including rent and maintenance.

PRC-Operations

     Cameras and components are manufactured and assembled at the Company-owned manufacturing facilities located in Baoan County, Shenzhen Municipal, PRC (the "Company Facility"). The Company leases three employee dormitories and a canteen (the "Dormitories") at a cost of approximately $21,800 per month. The aggregate square footage of the Company Facility and the Dormitories is in excess of 600,000 square feet.

     In Fiscal 1996, the Company completed construction of an additional factory building and in Fiscal 1997 completed the conversion of a Company-owned dormitory to office, administrative space, engineering facilities, factory space for pilot runs and living quarters for foreign employees on the same plot of land as the current Company facility (the "Addition") to accommodate increased production and to facilitate the consolidation of the leased facilities into the Company Facility. The Company also completed certain improvements to the new leased dormitory in Fiscal 1996. Additionally, in 1999 the Company has expanded the aggregate size of the PRC manufacturing and related dormitory facilities. In connection with these construction activities in China, the Company incurred costs of approximately $4,092,000. Such cost will be amortized over the expected useful life of the Addition. If production requirements continue to increase, the Company may be required to provide for an additional dormitory.

Other Jurisdictions

     The Company leases warehouse and/or office space in France, Canada, Germany and the UK in connection with the activities of its subsidiaries in those jurisdictions.

     The Company also leases various fixed assets which have been classified as capital leases. The initial terms of such capital leases range from three to five years and expire at various times through 2003. Monthly payments on those leases range from approximately $300 to $50,000.

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 10 -- COMMITMENTS AND CONTINGENCIES:  -- (Continued)

     The following is a summary of assets under capitalized leases:

                                                July 3,          June 30,
                                                 1999              1998
                                            --------------   ---------------
Assets under capitalized leases .........    $ 11,619,227     $  7,137,845
Less: accumulated amortization ..........      (5,248,246)      (4,150,077)
                                             ------------     ------------
                                             $  6,370,981     $  2,987,768
                                             ============     ============

     Future minimum rental payments are as follows:

                                                         Operating Leases     Capital Leases
                                                        ------------------   ---------------
Fiscal Year:
2000 ................................................       $1,435,491         $2,433,558
2001 ................................................          879,947          1,670,263
2002 ................................................          677,797          1,044,482
2003 ................................................          495,480            144,157
2004 ................................................          442,206                 --
Thereafter ..........................................        2,054,994                 --
                                                            ----------         ----------
Total minimum payments ..............................       $5,985,915          5,292,460
                                                            ==========
Less: amount representing interest ..................                            (594,447)
                                                                               ----------
Present value of net minimum lease payments .........                          $4,698,013
                                                                               ==========

     The effective interest rates on capital leases range from approximately 12% to 14%. Rental expense for operating leases of approximately $1,336,000, $998,000 and $986,000 was incurred for years ended July 3, 1999, and June 30, 1998 and 1997, respectively.

     The Company has an employment agreement with its Chief Executive Officer. The agreement is for a period of four years and provides for the term of employment to be automatically extended for one additional day for each day of the term of employment that elapses. Under the terms of such employment arrangements, the Company is committed to pay an annual salary of approximately $650,000 for the fiscal years ending July 1, 2000 and June 30, 2001. The agreement also provides for other incentives which are based on the operating performance of the Company.

     The Company has License and Royalty Agreements which require the payment of royalties based on the manufacture and/or sale of certain products which expire at various dates through Fiscal 2008.

NOTE 11 -- LITIGATION AND SETTLEMENTS

     Jack C. Benun. On November 18, 1994, the Company filed a demand for arbitration in New Jersey for money damages in excess of $1.5 million against Jack C. Benun ("Benun"), its former chief executive officer who was discharged for cause in Fiscal 1995. This action was taken due to Benun's failure to fully compensate the Company for damages it sustained as a result of Benun's breaching his employment obligations, his fiduciary obligations and perpetrating frauds upon the Company including the misappropriation of funds from the Company. Benun has submitted a counterclaim in which he alleges wrongful termination of his employment and denial of benefits by the Company. The Company is vigorously pursuing its action as well as defending the counterclaim. During August, 1999, the arbitrator upheld the propriety of Concord's termination for cause of Benun. The arbitrator found that Benun perpetrated a fraud on the Company by diverting and embezzling company monies. The Company will now pursue its further damage claims against Benun related to the fraud and embezzlement.

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 11 -- LITIGATION AND SETTLEMENTS  -- (Continued)

     Fuji. On December 30, 1997, the Company commenced in the United States District Court of the Southern District of New York (the "Court") an action against Fuji seeking to enforce the terms of a Settlement Agreement between the Company and Fuji (the "Settlement Agreement") and to restrain Fuji from terminating the Settlement Agreement. Under the terms of the Settlement Agreement, the Company has been granted a worldwide (subject to certain geographic limitations), non-exclusive license to use certain Fuji technology in connection with the manufacture and sale of single use cameras. On January 9, 1998, the Court granted the Company's request for an order restraining Fuji from terminating the Settlement Agreement. Pending a final judicial determination of the dispute, the restraining order will continue in effect as long as the Company refrains from making any further shipments pursuant to the purchase order which gave rise to the dispute. The parties are presently engaged in the conception of discovery and motion practice.

     Kubbany. The Company and its subsidiary have been sued in Panama before the First Tribunal of Labor of the City of Colon, alleging breach of various employment-related obligations of Joseph Kubbany, a former executive of Concord Camera (Panama), Inc. A counterclaim against Kubbany has been filed on behalf of Concord Camera (Panama), Inc. alleging a breach of his employment obligations by taking unauthorized travel advances. Evidentiary hearing dates have been concluded. Certain additional submissions and document review are taking place. Under Panamanian law, certain claims of the employer exceeding the forgoing amounts were not appropriate for presentation in the Employment Tribunal; therefore, the Company has filed a civil action against Joseph Kubbany alleging various breaches of his obligations as the Manger for Concord. (Panama), Inc. and for losses incurred because of excess inventory and the sale of film and for restitution of the costs of airplane tickets for his wife paid with Company funds. The Company has named as a party to the litigation, Dynamic World Trading, inc. This case is on going.

     The Company is involved from time to time in routine legal matters incidental to its business. In the opinion of the Company's management, the resolution of such matters, including those described above, will not have a material effect on its financial position or results of operations.

NOTE 12 -- GEOGRAPHIC AREA INFORMATION:

     Set forth below is a summary of selected financial information regarding the Company's geographic operations (in 000's):

                                                              Year Ended
                                                   July 3,      June 30,     June 30,
                                                     1999         1998         1997
                                                 -----------   ----------   ---------
Sales made to unaffiliated customers:
United States ................................    $  4,739      $  4,923     $ 6,245
Canada .......................................       3,528         3,957       4,746
Central America ..............................         122           575         639
Hong Kong/People's Republic of China .........     101,327        85,896      46,249
Federal Republic of Germany ..................       1,240           948       1,915
United Kingdom ...............................       3,977         3,923       3,764
France .......................................       3,485         2,441       2,189
                                                  --------      --------     -------
                                                  $118,418      $102,663     $65,747
                                                  ========      ========     =======

     Sales to unaffiliated customers exclude intercompany sales (in 000's) of approximately $12,474, $11,548 and $12,877 for Fiscal Years 1999, 1998 and 1997, respectively. The basis of accounting for intercompany sales is cost plus a manufacturing profit.

                             CONCORD CAMERA CORP.

(Information pertaining to the nine months ended April 1, 2000 and April 3,
                              1999 is unaudited)

NOTE 12 -- GEOGRAPHIC AREA INFORMATION:  -- (Continued)


                                                               Year Ended
                                                    July 3,      June 30,      June 30,
                                                     1999          1998          1997
                                                 ------------   ----------   -----------
Income (loss) before income taxes:
United States ................................      $(244)        $2,005       $   740
Canada .......................................        228           (540)         (208)
Central America ..............................        (16)           (64)         (403)
Hong Kong/People's Republic of China .........      4,722          6,747         1,205
Federal Republic of Germany ..................       (113)          (777)         (785)
United Kingdom ...............................        (29)          (817)       (1,083)
France .......................................           (3)         (37)         (182)
                                                    --------      ------       -------
                                                    $4,545        $6,517      ($   716)
                                                    =======       ======       =======


                                                  July 3,     June 30,     June 30,
                                                    1999        1998         1997
                                                 ---------   ----------   ---------
Identifiable assets:
United States ................................    $23,831     $10,056      $ 6,209
Canada .......................................        909       1,608        1,357
Central America ..............................        240         254          280
Hong Kong/People's Republic of China .........     66,351      54,810       39,210
Federal Republic of Germany ..................        577         720        1,537
United Kingdom ...............................      2,482       3,373        3,245
France .......................................      2,130       1,261        1,250
                                                  -------     -------      -------
                                                  $96,520     $72,082      $53,088
                                                  =======     =======      =======

NOTE 13 -- RELATED PARTY TRANSACTIONS:

     During the first quarter of Fiscal 1995, the Company entered into an agreement with a member of the Board to provide sales and marketing consulting services. Selling expenses include $49,000, $56,000 and $48,000 for such consulting services and related expenses during the fiscal years ended July 3, 1999 and June 30, 1998 and 1997, respectively.


NOTE 14 -- OTHER (INCOME) EXPENSES--NET:

                                                   July 3,          June 30,         June 30,
                                                    1999              1998             1997
                                              ----------------   --------------   --------------
Other interest income .....................     ($ 1,099,000)      ($ 433,000)      ($ 403,000)
Other expense, net ........................           69,000          151,000           55,000
Directors' fees ...........................          157,000          136,000          133,000
Foreign exchange (gain) loss, net .........          432,000         (371,000)          92,000
                                                 -----------        ---------        ---------
                                                ($   441,000)      ($ 517,000)      ($ 123,000)
                                                 ===========        =========        =========

NOTE 15 -- SUBSEQUENT EVENT:

     The company announced a two-for-one stock split of its Common Stock effected through a stock dividend to shareholders of record on March 27, 2000 and payable on April 14, 2000. Accordingly, share and per-share data for all periods presented in the accompanying consolidated financial statements have been restated to reflect the stock split.

                               Inside Back Cover:


  Photographs depicting -- Design, Development and Manufacturing Capabilities

================================================================================


                              ____________ Shares








                             CONCORD CAMERA CORP.



                                 Common Stock








                                  PROSPECTUS















                                __________, 2000


================================================================================

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following statement sets forth the expenses payable in connection with this Registration Statement (estimated except for the registration fee and the NASD fee), all of which will be borne by Concord:



       Securities and Exchange Commission filing fee .........   $
       NASD filing fee .......................................   $
       Nasdaq National Market listing fee ....................   $
       Blue Sky fees and expenses ............................   $
       Legal fees and expenses ...............................   $
       Transfer Agents' fees .................................   $
       Accountants' fees and expenses ........................   $
       Printing costs ........................................   $
       Miscellaneous .........................................   $
                                                                 -------
         Total ..................................... .........   $
                                                                 =======

Item 15. Indemnification of Directors and Officers.

     The New Jersey Business Corporation Act ("NJBCA") permits a corporation to indemnify its directors and officers against reasonable expenses (including attorney's fees), judgments, fines and amounts paid by them in connection with any action or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action (i.e., one by or in the right of the corporation), indemnification may be made only for reasonable expenses (including attorneys' fees) incurred by directors and officers in connection with the defense or settlement of such action if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation unless and only to the extent that the Superior Court or such other court deems proper. The NJBCA further provides that, to the extent any director or officer has been successful on the merits or otherwise in defense of any action or proceeding referred to in this paragraph or in defense of any claim, issue or matter therein, such person shall be indemnified against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

     Pursuant to Article SEVENTH of Concord's Certificate of Incorporation, as amended, the Company will indemnify its corporate agents (as defined in the NJBCA) to the fullest extent permitted by Section 14A:3-5 of the NJBCA and pursuant to Article EIGHTH of Concord's Certificate of Incorporation, as amended, the personal liability of the directors is limited to the fullest extent permitted by Section 14A:2-7(3) of the NJBCA.

     Concord has entered into an employment agreement with Ira B. Lampert, the current Chairman, Chief Executive Officer and President, which includes certain indemnification provisions. Pursuant to such provisions, Mr. Lampert will be indemnified and held harmless by Concord to the fullest extent permitted or authorized by Concord's Certificate of Incorporation or By-laws, or the NJBCA against all expenses reasonably incurred or suffered in any action, suit or proceeding involving such officer by reason of the fact that he is or was a director, officer, or employee of Concord or served in another capacity at Concord's request.

     Concord has indemnification insurance under which directors and officers are insured against certain liability that may occur in their capacity as such.

Item 16. Exhibits


 1         -- Form of Underwriting Agreement*
 3         -- Certificate of Amendment to the Certificate of Incorporation of Concord Camera Corp., as filed with the Secretary of State of New Jersey on May 9, 2000, together with the Certificate of
                Incorporation as amended prior thereto.*
 5         -- Opinion of Kronish Lieb Weiner & Hellman LLP as to the legality of the securities being registered*
23.1       -- Consent of Kronish Lieb Weiner & Hellman LLP (included in the opinion filed as Exhibit 5)*
23.2       -- Consent of Ernst & Young LLP+
24         -- Powers of Attorney (included on signature page hereof)+
27         -- Financial Data Schedule*

------------
* to be filed by amendment

+ filed herewith


Item 17. Undertakings


     (A) The undersigned hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

PROVIDED, HOWEVER, that paragraphs (1)(a) and (1)(b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (C) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "ITEM 15. Indemnification of Directors and Officers" above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hollywood, State of Florida, on the 28th day of July, 2000.



                         CONCORD CAMERA CORP.



                             /s/ IRA B. LAMPERT
                         By: -----------------------------------------------
                             IRA B. LAMPERT
                             Chairman, Chief Executive Officer and President

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Ira B. Lampert and Harlan I. Press, and each acting alone, his lawful attorney-in-fact and agent, with full power of substitution and resubstitution, in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Registration Statement, whether pre-effective or post-effective, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this Registration Statement or any amendments or supplements thereto on the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

      SIGNATURES                      TITLE                      DATE
      ----------                      -----                      ----

/s/ Ira B. Lampert
------------------      Chairman of the Board, Chief        July 28, 2000
Ira B. Lampert          Executive Officer (principal
                        executive officer) and President


/s/ Harlan I Press      Vice President, Treasurer           July 28, 2000
------------------
Harlan I. Press         (principal financial officer)
                        and Assistant Secretary



DIRECTORS:


/s/ Ira B. Lampert
------------------
Ira B. Lampert          Chairman of the Board               July 28, 2000


/s/ Eli Arenberg
------------------
Eli Arenberg            Director                            July 28, 2000


/s/ Ronald S. Cooper
------------------
Ronald S. Cooper        Director                            July 28, 2000


/s/ Morris H. Gindi
------------------
Morris H. Gindi         Director                            July 28, 2000


/s/ Joel L. Gold
------------------
Joel L. Gold            Director                            July 28, 2000


/s/ J. David Hakman
------------------
J. David Hakman         Director                            July 28, 2000


/s/ Kent M. Klineman
------------------
Kent M. Klineman        Director                            July 28, 2000


/s/ William J. Lloyd
------------------
William J. Lloyd        Director                            July 28, 2000

                                 EXHIBIT INDEX

  Exhibit
  Number                                   Exhibit                                                                   Page
  -------                                  -------
    1        Proposed Form of Underwriting Agreement.*

    3        Certificate of Amendment to the Certificate of Incorporation of Concord Camera Corp.,
               as filed with the Secretary of State of New Jersey on May 9, 2000, together with the
               Certificate of Incorporation, as amended prior thereto.*

    5        Opinion of Kronish Lieb Weiner & Hellman LLP as to the legality of the securities being registered.*

   23.1      Consent of Kronish Lieb Weiner & Hellman LLP (included in the opinion filed as Exhibit 5)*

   23.2      Consent of Ernst & Young LLP.+

   24        Powers of Attorney (included on signature page hereof)+.

   27        Financial Data Schedule.*

------------
* To be filed by Amendment.
+ Filed herewith.